UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2026
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

2025
Excellent results

Net attributable profit **€10,511 Mn**

Positive performance of recurring revenues, driven by activity

NII + Fees	Lending activity[1]
+14.1%	**+16.2%**
vs. 2024	vs. Dec-24

Note: Variations at constant exchange rates.

Shareholder value creation and outstanding profitability and efficiency metrics

TBV + Dividends **+12.8%** vs. Dec-24

ROTE	ROE	Efficiency ratio
19.3%	**18.4%**	**38.8%**

Sound asset quality metrics

Cost of Risk	NPL ratio	NPL coverage ratio
1.39%	**2.7%**	**85%**
2025	Dec-25	Dec-25

Solid capital position above the target

CET1 Ratio

12.70%

Minimum capital requirement
9.28%²
Target range
11.5 - 12.0%
Dec-25

Customer acquisition

New customers[3]

(BBVA Group, Million; % acquisition through digital channels)

Total Millions
7.2
8.7
11.3
11.1
11.4
11.5
66%
Digital
2020
2021
2022
2023
2024
2025

Record growth in customer acquisition driven by digital channels.

Sustainable business

Channeled in 2025

€134 Bn

+44%[4] vs 2024

Target 2025-2029

€700 Bn

Sustainable business channeling target set for the period 2025-2029[5].

(1) Performing loans under management excluding repos.
(2) Considering the latest official updates to the countercyclical capital buffer and the buffer against systemic risks, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on said exposure basis. Furthermore, from January 1, 2026, the minimum regulatory requirement for the Group would be reduced to 8.97%, in accordance with the result of the
Supervisory Review and Evaluation Process (SREP) communicated by the European Central Bank (ECB).
(3) Gross customer acquisition through channels for retail segment. Excludes the US business sold to PNC.
(4) Growth compared to the same period of the previous year, excluding the activity of BBVA Asset Management and the BBVA Microfinance Foundation.
(5) The Goal 2029 includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the
International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts). This Sustainable Business Channeling Objective does not include BBVA Asset Management and Fundación Microfinanzas
BBVA activity.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.2
Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	31-12-25	∆ %	31-12-24	31-12-23
Balance sheet (millions of euros)
Total assets	859,576	11.3	772,402	775,558
Loans and advances to customers (gross)	472,697	11.5	424,087	388,912
Deposits from customers	502,501	12.3	447,646	413,487
Total customer funds	726,884	13.5	640,250	577,853
Total equity	61,798	3.0	60,014	55,265
Income statement (millions of euros)
Net interest income	26,280	4.0	25,267	23,089
Gross income	36,931	4.1	35,481	29,542
Operating income	22,599	6.2	21,288	17,233
Net attributable profit (loss)	10,511	4.5	10,054	8,019
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,709	(0.9)	5,763	5,838
Share price (euros)	20.05	112.2	9.45	8.23
Adjusted earnings (loss) per share (euros) ⁽¹⁾	1.78	5.8	1.68	1.32
Earnings (loss) per share (euros) ⁽¹⁾	1.76	5.0	1.68	1.29
Book value per share (euros) ⁽¹⁾	10.19	5.4	9.67	8.86
Tangible book value per share (euros) ⁽¹⁾	9.69	4.9	9.24	8.46
Market capitalization (millions of euros)	114,465	110.2	54,463	48,023
Profitability and efficiency ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	18.4		18.9	16.2
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	19.3		19.7	17.0
RORC (net attributable profit (loss)/average regulatory capital) ⁽¹⁾	21.13		20.98	18.06
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.36		1.36	1.12
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾	2.80		2.76	2.38
Efficiency ratio ⁽¹⁾	38.8		40.0	41.7
Credit risk indicators
Cost of risk ⁽¹⁾	1.39		1.43	1.15
NPL ratio ⁽¹⁾	2.7		3.0	3.4
NPL coverage ratio ⁽¹⁾	85		80	77
Capital adequacy ratios (%) ⁽²⁾
CET1 ratio	12.70		12.88	12.67
Tier 1 ratio	14.08		14.40	14.33
Total capital ratio	17.21		16.90	16.58
Other information
Number of active customers (million) ⁽³⁾	81.2	5.6	76.9	72.3
Number of shareholders ⁽⁴⁾	657,193	(8.0)	714,069	742,194
Number of employees	127,174	1.0	125,916	121,486
Number of branches	5,642	(1.9)	5,749	5,949
Number of ATMs	31,015	2.1	30,391	30,301
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
⁽²⁾ Preliminary data as of 31-12-2025.
⁽³⁾ 2023 and 2024 data have been revised due to the homogenization of computation criteria in the different countries or changes in the origin of information provisioning, which would include the reorganization of the active client databases.

⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.3
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.4
Highlights
2025-2029 Strategic Plan
In 2025, the Group has made significant progress in the execution of its new 2025-2029 Strategic Plan, which aims to establish a new axis of differentiation by radically incorporating the customer perspective, as well as driving and strengthening the Group's commitment to growth and value creation. Thus, on July 31, the Group presented its financial objectives for the period 2025-2028, which are part of the strategic plan presented at the beginning of the year.
BBVA continues to focus on innovation as a key driver for achieving these goals and continuing to lead the transformation of the sector. Thanks to artificial intelligence and next-generation technologies, the Group amplifies its positive impact on customers, helping them make the best decisions.
Results and business activity
In this context, the BBVA Group achieved a cumulative result of €10,511m, by the end of December 2025, representing an increase of 4.5% over the previous year, supported by the strong performance of recurring revenues from the banking business If the exchange rates variation is excluded, this growth increases to 19.2% favored by the solid evolution in gross income, which increased by 16.3% in constant terms, with a growth rate that is significantly higher than that of operating expenses (+10.5% at constant exchange rates, impacted by an environment of still high inflation). As a result of this evolution, the efficiency ratio stood at 38.8% as of December 31, 2025, which represents an improvement of 206 basis points compared to December 31, 2024.
The provisions for impairment on financial assets increased by 15.5% compared to the balances at the end of 2024 and at constant exchange rates, a rate that is below the growth in lending, 16.2% also at constant exchange rates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.5
During 2025 the Group maintained a limited credit gap, supported by a solid capacity to raise stable funding. The increased dynamism of lending activity was accompanied by sustained growth in customer base deposits, allowing the Group to absorb the increase in lending without creating structural tensions on the balance sheet. As a result, the Group's funding profile remained aligned with the principles of prudent liquidity management, reinforcing balance sheet stability and the resilience of the business model in a still challenging macroeconomic environment.
In particular, in 2025, loans and advances to customers increased by 11.6%, driven by the dynamism of the wholesale segment. Of particular note within this segment was the higher volume of loans to business, which grew by 14.2% at the Group level. Loans to individuals increased by 8.3%, with consumer and mortgage loans showing greater dynamism.
Customer funds grew by 13.5% during the year, boosted by both customer deposits, which increased by 12.3% at Group level, and by mutual funds and customer portfolios, which grew by 17.2%.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2024)

+11.6%
+13.5%
Loans and advances to customers (1)
Customer funds

(1) The growth of non-performing loans and advances to customers under management (excluding repos) stands at 11.7%.
Business areas
According to the accumulated results of the business areas by the end of December 2025, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €4,175m, that is, 11.3% above the result achieved in the same period of 2024, driven by the evolution of the recurring revenue from the banking business.
–BBVA Mexico achieved a cumulative net attributable profit of €5,264m, which represents a year-on-year growth of 5.7%, excluding the impact of the Mexican peso, explained mainly by the favorable evolution of the net interest income.
–Turkey reached a net attributable profit of €805m, with a year-on-year growth of 31.8%, as a result of the good performance of net interest income and a less negative hyperinflation impact.
–South America generated a net attributable profit of €726m in 2025, which represents a year-on-year growth of 14.3%, favored by an improved net attributable profit in Peru and Colombia and a less negative hyperinflation adjustment in
Argentina.
–Rest of Business achieved an accumulated net attributable profit of €627m, 29.4% higher than in the same period of the previous year, favored by the evolution of the recurring revenues and the net trading income (hereinafter, NTI).
The Corporate Center recorded a net attributable loss of €-1,086m.
1 The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.
2 As of 31-12-2025, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
3 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on that exposure basis. For its part, as of January 1, 2026, the minimum regulatory requirement for the Group would be reduced to 8.97%, in accordance with the outcome of the Supervisory Review and Evaluation Process (SREP) communicated by the European Central Bank (ECB).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.6
Lastly, and for a better understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €3,073m1. Excluding the impact of currency fluctuations, this result represents a 31.9% increase over the previous year, which reflects again the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+4.5%

NET ATTRIBUTABLE PROFIT BREAKDOWN ⁽¹⁾ (PERCENTAGE. 2025)

Spain
Mexico
Turkey
South America
Rest of Business
5.4
6.3
6.9
36.0
45.4

⁽¹⁾ Excludes the Corporate Center.
Solvency
The BBVA Group's CET12 ratio stood at 12.70% as of December 31, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.28%3), and is also above the Group's target management range of 11.5% -
12.0% of CET1.
Shareholder remuneration
Regarding shareholder remuneration, a cash gross distribution in the amount of €0.60 per share for each of the outstanding shares entitled to receive said distribution, to be paid presumably on April as final dividend of 2025 is expected to be submitted to the relevant governing bodies for consideration. Thus, the total distribution for the 2025 financial year will be 50% of the attributable profit, with a cash distribution of €0.92 per share, taking into account that in November 2025, €0.32 gross was distributed in cash for each of the outstanding shares entitled to receive said distribution as an interim dividend for the year.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.7
Macroeconomic environment
The global economy has shown greater strength than expected during 2025 given the high levels of uncertainty, trade and geopolitical tensions, and the United States administration's immigration restrictions. The negative effects of protectionist policies have been mitigated by lower effective tariffs than initially announced, fiscal stimulus and the strong growth in investment in artificial intelligence, particularly in the United States. Low financial volatility, supported by the Federal Reserve's (hereinafter, Fed)
expansionary monetary policy, has also supported global activity.
Overall, BBVA Research anticipates that global growth will reach 3.2% in 2025, two tenths above the previous scenario, and will stand at 3.1% in 2026. For the United States, better than expected performance in recent months raises the growth forecast for
2025 to 2.0% (three tenths higher the previous forecast) and 1.9% for 2026 (one tenth higher). In the case of the Eurozone, the expectation of a gradual slowdown in activity remains: compared to GDP growth of 1.4% in 2025 (one tenth higher than the previous forecast), in 2026 it could be 1.1%, in a context where the impact of tariffs and political instability in some countries in the bloc could be partially offset by increased spending on defense and infrastructure. In China, the economic growth could close 2025 with an increase of 5%, equal to that of 2024 and two tenths higher than previously forecast. For 2026, BBVA Research maintains its expectations of moderation, with annual growth of 4.5%.
The tariff increase is expected to push inflation in the United States to around 3% by the end of 2026, limiting the Fed's scope for interest rate cuts. Following the cuts in 2025, which brought the benchmark rate to 3.75%, BBVA Research forecasts two additional rate cuts to 3.25%. In the Eurozone, the ECB is expected to keep the deposit facility interest rate unchanged (at 2%) if inflationary pressures remain contained (the headline rate closed 2025 at 2.0% and could remain around this level at the end of
2026) and downside risks to growth do not intensify. In China, monetary conditions are likely to continue to ease given the current context of very low inflation.
The balance of risks for the global economy remains weighted to the downside, but somewhat more balanced than in the previous scenario. In addition to protectionist measures in trade and immigration, and the structural challenges facing Europe and China, other negative factors include increased geopolitical tensions (potential interventions of the United States in Latin America, the
Middle East or the Arctic) and uncertainty about the Fed's independence and its potential impact on financial markets. On a positive note, however it is worth mentioning the boost in investment in artificial intelligence and its medium-term effect on the productivity of economies that promote its adoption.

GDP GROWTH ESTIMATES IN 2025 (PERCENTAGE. YEAR-ON- YEAR VARIATION)
Source: BBVA Research estimates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.8
Group
Results
The BBVA Group achieved a cumulative result of €10,511m, by the end of December 2025, representing an increase of 4.5% over the previous year, supported by the strong performance of recurring revenues from the banking business. If the exchange rates variation is excluded, this growth increases to 19.2%, mainly due to the depreciation of the Mexican peso against the euro during the year.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			∆ % at constant
	2025	∆ %	exchange rates	2024
Net interest income	26,280	4.0	13.9	25,267
Net fees and commissions	8,215	2.8	14.6	7,988
Net trading income	2,656	(32.1)	(23.7)	3,913
Other operating income and expenses	(221)	(86.9)	(88.8)	(1,686)
Gross income	36,931	4.1	16.3	35,481
Operating expenses	(14,332)	1.0	10.5	(14,193)
Personnel expenses	(7,773)	1.5	11.2	(7,659)
Other administrative expenses	(5,038)	0.7	11.2	(5,001)
Depreciation	(1,521)	(0.8)	4.6	(1,533)
Operating income	22,599	6.2	20.4	21,288
Impairment on financial assets not measured at fair value through profit or loss	(6,073)	5.7	15.5	(5,745)
Provisions or reversal of provisions	(373)	88.8	85.9	(198)
Other gains (losses)	74	21.3	27.3	61
Profit (loss) before tax	16,227	5.3	21.3	15,405
Income tax	(5,100)	5.6	20.5	(4,830)
Profit (loss) for the period	11,126	5.2	21.7	10,575
Non-controlling interests	(615)	18.1	88.6	(521)
Net attributable profit (loss)	10,511	4.5	19.2	10,054
Adjusted earnings (loss) per share (euros) ⁽¹⁾	1.78			1.68
Earnings (loss) per share (euros) ⁽¹⁾	1.76			1.68
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
BBVA Group's net attributable profit for the fourth quarter of 2025 was €2,533m, very much in line with that achieved in the previous quarter, with good performance in all components of the gross income, particularly the net interest income, which was partially offset by the growth in operating expenses and the impairment on financial assets.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.9

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2025				2024
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	7,034	6,640	6,208	6,398	6,406	5,868	6,481	6,512
Net fees and commissions	2,145	2,060	1,951	2,060	2,234	1,912	1,955	1,887
Net trading income	694	531	484	948	983	1,044	1,114	772
Other operating income and expenses	(78)	(128)	67	(82)	(303)	(107)	(324)	(952)
Gross income	9,795	9,102	8,710	9,324	9,320	8,716	9,227	8,218
Operating expenses	(3,971)	(3,574)	(3,224)	(3,562)	(4,004)	(3,330)	(3,477)	(3,383)
Personnel expenses	(2,181)	(1,899)	(1,792)	(1,901)	(2,216)	(1,810)	(1,855)	(1,778)
Other administrative expenses	(1,398)	(1,296)	(1,062)	(1,283)	(1,380)	(1,154)	(1,238)	(1,229)
Depreciation	(393)	(379)	(370)	(378)	(408)	(366)	(384)	(375)
Operating income	5,823	5,528	5,485	5,762	5,316	5,386	5,751	4,835
Impairment on financial assets not measured at fair value through profit or loss	(1,745)	(1,567)	(1,377)	(1,385)	(1,466)	(1,440)	(1,479)	(1,361)
Provisions or reversal of provisions	(140)	(99)	(82)	(51)	(99)	(61)	19	(57)
Other gains (losses)	(4)	6	50	22	8	(19)	31	40
Profit (loss) before tax	3,934	3,868	4,076	4,348	3,759	3,867	4,322	3,458
Income tax	(1,269)	(1,206)	(1,160)	(1,466)	(1,171)	(1,135)	(1,374)	(1,151)
Profit (loss) for the period	2,665	2,662	2,916	2,882	2,588	2,732	2,949	2,307
Non-controlling interests	(132)	(132)	(167)	(184)	(155)	(105)	(154)	(107)
Net attributable profit (loss)	2,533	2,531	2,749	2,698	2,433	2,627	2,794	2,200
Adjusted earnings (loss) per share (euros) ⁽¹⁾	0.43	0.42	0.46	0.45	0.40	0.44	0.47	0.37
Earnings (loss) per share (euros) ⁽¹⁾	0.42	0.42	0.46	0.45	0.40	0.44	0.47	0.36
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods presented in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
The accumulated net interest income as of December 31, 2025 was 13.9% higher than in the same period of the previous year, mainly driven by the evolution in Turkey and Mexico, and, to a lesser extent, Spain, Rest of Business and South America. Moreover, net interest income over average total assets has shown a favorable evolution over the last few quarters, reflecting greater efficiency in the management of the traditional banking business. The growing trend shown by this indicator in 2025 is evidence of the bank's capacity to generate solid interest income.
Likewise, net fees and commissions experienced a year-on-year growth of 14.6%, with growth in all business areas. By type, the performance of fees from payment methods stood out, and to a lesser extent, asset management net fees and commissions.
As a result of this favorable evolution of the net interest income and net fees and commissions, overall recurring banking business revenues grew by 14.1% compared to 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.10

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+14.1%	(1)

30,240	34,496

8,398
8,437
7,779
8,640
8,458
8,159
8,700
9,178
7,247
7,396
7,568
8,030
7,996
8,309
8,868
9,323
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +3.7%.
The NTI showed a 23.7% year-on-year decrease at the end of December 2025, mainly due to the lower results of Turkey and the
Corporate Center.
The other operating income and expenses line accumulated, as of December 31, 2025, a significantly improved result compared to the same period of the previous year. This is due to a lower negative impact in 2025 derived from the hyperinflation in Argentina and Turkey compared with the same period of 2024, as well as to the recording in Spain in the first quarter of 2024 of the total annual amount of the temporary tax on credit institutions and financial credit establishments for €285m. On the other hand, the results of the insurance business, also included in this line, had a positive evolution.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+16.3%	(1)

31,745	36,931

8,218
9,227
8,716
9,320
9,324
8,710
9,102
9,795
6,756
8,000
8,472
8,517
8,760
8,914
9,298
9,959
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +4.1%.

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+10.5%	(1)

12,972	14,332

3,383
3,477
3,330
4,004
3,562
3,224
3,574
3,971
2,987
3,085
3,224
3,676
3,362
3,286
3,647
4,036
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +1.0%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.11
Thanks to the solid evolution in gross income, which increased by 16.3%, well above the rate of growth in operating expenses,
(+10.5%), the efficiency ratio stood at 38.8% as of December 31, 2025, which represents an improvement of 206 basis points compared to the ratio as of December 31, 2024, at constant exchange rates. Within the growth in operating expenses, the increase in fixed remuneration to the staff and expenses in technology and advertising stand out.

EFFICIENCY RATIO (PERCENTAGE)

-206
Basis points

43.8
41.7
40.9
40.0
38.8
38.8
2023
2024
2025
At current exchange rates
At constant exchange rates

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+20.4%	(1)

18,773	22,599

4,835
5,751
5,386
5,316
5,762
5,485
5,528
5,823
3,769
4,915
5,248
4,841
5,398
5,628
5,650
5,923
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +6.2%.
The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) stood at
15.5% at the end of December 2025 higher than in the same period of the previous year, which is partly explained by the higher volume of retail portfolios. Turkey and Mexico were the main business areas that required an increase in the level of provisions, which was partially offset by lower needs in South America and, to a lesser extent, in Spain.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+15.5%	(1)

5,258	6,073

1,361
1,479
1,440
1,466
1,385
1,377
1,567
1,745
1,200
1,301
1,366
1,391
1,300
1,418
1,589
1,766
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +5.7%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.12
The provisions or reversal of provisions line (hereinafter provisions) registered at the end of December 31, 2025 higher provisions
(+85.9% year-on-year), with growth mainly in Turkey and Mexico.
On the other hand, the other gains (losses) line ended December 2025, 27.3% higher than 2024, partly due to improved performance in the real estate assets.
Income tax includes the accrual corresponding to the tax on net interest income and net fees and commissions in Spain for 2025, which amounted to approximately €318m.
As a result of the above, the BBVA Group reached a net attributable profit of €10,511m accumulated during 2025, showing a significant growth of 19.2% compared to the previous year. This solid result is supported by the positive evolution of the recurring banking business revenues, which have been able to offset the increase in operating expenses and in the provisions for impairment losses on financial assets. In addition, there was a less negative hyperinflation impact compared to one in 2024.
The net attributable profits, in millions of euros and accumulated at the end of December 2025 for the business areas that compose the Group were as follows: 4,175 in Spain, 5,264 in Mexico, 805 in Turkey, 726 in South America and 627 in Rest of
Business.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+19.2%	(1)

8,815	10,511

2,200
2,794
2,627
2,433
2,698
2,749
2,531
2,533
1,656
2,381
2,579
2,199
2,540
2,815
2,584
2,571
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +4.5%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.13
The Group's excellent performance has also allowed it to continue generating value, as is reflected in the growth of the tangible book value per share and dividends, which at the end of December 2025 was 12.8% higher than at the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)

+12.8%

9.24
9.55
9.84
10.28
10.42
9.24
0.41
9.14
0.41
9.43
0.73
9.55
0.73
9.69
Dec.24
Mar.25
Jun.25
Sep.25
Dec.25
Dividends
Tangible book value

General note: Replenishing dividends paid in the period. For more information, see Alternative Performance Measures at this report.

EARNINGS (LOSS) PER SHARE (EUROS)

+5.0%	⁽¹⁾

1.68	1.76

0.36
0.37
0.47
0.47
0.44
0.44
0.40
0.40
0.45
0.45
0.46
0.46
0.42
0.42
0.42
0.43
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Adjusted EPS
EPS

General note: Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at this report.
⁽¹⁾ The year-on-year variation of adjusted EPS stands at 5.8%.
Lastly, the Group’s profitability indicators show BBVA's ability to combine higher growth rates and profitability ratios at high levels in a way that differentiates it from the market.

ROE, ROTE AND RORC (PERCENTAGE)

ROA AND RORWA (PERCENTAGE)
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.14
Balance sheet and business activity
During 2025, loans and advances to customers increased by 11.6%, driven by the dynamism of the wholesale segment. Of particular note within this segment was the higher volume of loans to business, which grew by 14.2% at the Group level. Loans to individuals increased by 8.3%, with consumer and mortgage loans showing greater dynamism (14.0% and 5.4%, respectively). All business areas performed well, with Rest of Business standing out.
Customer funds grew by 13.5% during the year, boosted by both customer deposits, which increased by 12.3% at Group level, and by mutual funds and customer portfolios, which grew by 17.2%.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	31-12-25	∆ %	31-12-24
Cash, cash balances at central banks and other demand deposits	58,837	15.0	51,145
Financial assets held for trading	123,185	13.1	108,948
Non-trading financial assets mandatorily at fair value through profit or loss	11,272	6.9	10,546
Financial assets designated at fair value through profit or loss	1,006	20.4	836
Financial assets at fair value through accumulated other comprehensive income	58,809	(0.3)	59,002
Financial assets at amortized cost	568,893	13.2	502,400
Loans and advances to central banks and credit institutions	35,113	13.6	30,909
Loans and advances to customers	460,401	11.6	412,477
Debt securities	73,379	24.3	59,014
Investments in joint ventures and associates	994	0.4	989
Tangible assets	9,482	(2.8)	9,759
Intangible assets	2,856	14.7	2,490
Other assets	24,243	(7.8)	26,287
Total assets	859,576	11.3	772,402
Financial liabilities held for trading	91,917	6.2	86,591
Other financial liabilities designated at fair value through profit or loss	18,417	23.2	14,952
Financial liabilities at amortized cost	658,599	12.7	584,339
Deposits from central banks and credit institutions	53,997	10.0	49,074
Deposits from customers	502,501	12.3	447,646
Debt certificates	81,842	17.1	69,867
Other financial liabilities	20,258	14.1	17,753
Liabilities under insurance and reinsurance contracts	12,760	16.2	10,981
Other liabilities	16,084	3.6	15,525
Total liabilities	797,778	12.0	712,388
Non-controlling interests	4,441	1.9	4,359
Accumulated other comprehensive income	(18,871)	9.6	(17,220)
Shareholders’ funds	76,228	4.6	72,875
Total equity	61,798	3.0	60,014
Total liabilities and equity	859,576	11.3	772,402
Memorandum item:
Guarantees given	74,022	15.2	64,257
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.15

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	31-12-25	∆ %	31-12-24
Public sector	25,905	17.2	22,108
Individuals	192,524	8.3	177,751
Mortgages	99,668	5.4	94,577
Consumer	51,938	14.0	45,562
Credit cards	28,753	10.3	26,067
Other loans	12,166	5.4	11,544
Business	239,922	14.2	210,017
Non-performing loans	14,346	1.0	14,211
Loans and advances to customers (gross)	472,697	11.5	424,087
Allowances ⁽¹⁾	(12,297)	5.9	(11,611)
Loans and advances to customers	460,401	11.6	412,477
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of December 31, 2025 and December 31, 2024 the remaining amount was €76m y €107m respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)

+11.6%	(1)

        ⁽¹⁾ At constant exchange rates: +16.0%.

CUSTOMER FUNDS (BILLIONS OF EUROS)

+13.5%	(1)

578
640
727
164
193
224
413
448
503
Dec.23
Dec.24
Dec.25
Other customers funds
Deposits from customers

⁽¹⁾ At constant exchange rates: +17.7%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	31-12-25	∆ %	31-12-24
Deposits from customers	502,501	12.3	447,646
Current accounts	360,682	8.7	331,780
Time deposits	126,938	19.3	106,362
Other deposits	14,881	56.6	9,503
Other customer funds	224,383	16.5	192,604
Mutual funds and investment companies and customer portfolios ⁽¹⁾	183,201	17.2	156,265
Pension funds	34,306	8.5	31,614
Other off-balance sheet funds	6,876	45.5	4,726
Total customer funds	726,884	13.5	640,250
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Peru and Colombia (preliminary data as of 31-12-2025).
4 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
5 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on that exposure basis.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.16
Capital and shareholders
Capital base
The BBVA Group's CET1 ratio4 stood at 12.70% as of December 31, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.28%5), and is also above the Group's target management range of 11.5% -
12.0% of CET1.
Regarding the evolution during the fourth quarter, the Group’s CET1 decreased by -72 basis points with respect to the September level (13.42%).
Regarding the recurring aspects that impact the ratio, it is worth noting the strong earnings generation during the fourth quarter, which contributed +64 basis points to the ratio. The provision for dividends and the coupon payments on AT1 instruments (CoCos)
subtracted -34 basis points. Organic growth in risk-weighted assets (RWA) at constant exchange rates, which net of risk transfer initiatives, represents a consumption of -57 basis points, reflecting, once again, the Group's ability to continue reinvesting in new growth.
Meanwhile, among the other impacts whose aggregate has not had a significant effect on the ratio (4 basis point), it is worth highlighting the positive compensatory effect on "Other Comprehensive Income" offsetting the negative impact in the income statement from the loss on the net monetary position recorded in the financial statements of the subsidiaries operating in hyperinflationary economies and the negative effects of the exchange rate and other market variables.
On the other hand, noteworthy is the positive effect of regulatory impacts that have resulted in +56 basis points and the impact of
-105 basis points from the extraordinary share buyback program (SBB) announced in December 2025 for a maximum amount of
€3.96 billion.

QUARTERLY EVOLUTION OF THE CET1 RATIO

+33 bps

(1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the loss on the net monetary position in hyperinflationary economies registered in results.
(2) Includes -100 basis points of direct impacts and -5 basis points of indirect impacts of lower CET1 due to extraordinary share buyback program.

6 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on that exposure basis.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.17
The AT1 ratio stood at 1.38%, a slight decrease of -1 basis point compared to September 30, 2025. This change is due to organic growth in RWA, partially offset by exchange rate effects. The issuance of €1 billion in contingent convertible bonds (CoCos) by
BBVA, S.A. in November 2025 was offset by the redemption of another issuance of the same amount, announced in December of the same year.
Meanwhile, the Tier 2 ratio reached 3.13%, experiencing a significant increase (+19 basis points) during the quarter, primarily impacted by a USD 700m subordinated bond issuance by Garanti BBVA in October 2025.
As a consequence of the foregoing, the consolidated total capital ratio stood at 17.21% as of December 31, 2025, above the total capital requirements.
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2026,
BBVA Group must maintain at consolidated level a total capital ratio of 13.13%6 and a CET1 capital ratio of 8.97%6, including a
Pillar 2 requirement at consolidated level of 1.62% (a minimum of 0.96% must be satisfied with CET1), of which 0.12% is determined on the basis of the European Central Bank (ECB) prudential provisioning expectations, and must be satisfied by CET1.

CAPITAL RATIOS (PERCENTAGE)

Tier 2
Additional Tier 1
CET1
17.21
3.13
1.38
12.70
17.75
2.94
1.39
13.42
16.90
2.50
1.53
12.88
31-12-25
30-09-25
31-12-24

CAPITAL BASE (MILLIONS OF EUROS)

	31-12-25 ⁽¹⁾	30-09-25	31-12-24
Common Equity Tier 1 (CET1)	50,446	53,056	50,799
Tier 1	55,934	58,541	56,822
Tier 2	12,431	11,614	9,858
Total capital (Tier 1 + Tier 2)	68,365	70,156	66,680
Risk-weighted assets	397,241	395,271	394,468
CET1 ratio (%)	12.70	13.42	12.88
Tier 1 ratio (%)	14.08	14.81	14.40
Tier 2 ratio (%)	3.13	2.94	2.50
Total capital ratio (%)	17.21	17.75	16.90
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for December 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
7 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB ("Single
Resolution Board"). The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
8 The subordinated requirement in RWA is 13.50%.
9 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on that exposure basis.
10 The subordinated requirement in LR is 5.66%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.18
As of December 31, 2025, the leverage ratio stood at 6.15%, which represents a reduction of -57 basis points compared to
September 2025.

LEVERAGE RATIO

	31-12-25 ⁽¹⁾	30-09-25	31-12-24
Exposure to Leverage Ratio (million euros)	909,048	871,029	834,488
Leverage ratio (%)	6.15	6.72	6.81
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for December 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
With respect to the MREL (Minimum Requirement for own funds and Eligible Liabilities) ratios7 achieved as of December 31, 2025, these were 28.89% and 10.21%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 24.67%
and 8.72%, respectively. A summarizing table is shown below:

MREL

	31-12-25 ⁽¹⁾	30-09-25	31-12-24
Total own funds and eligible liabilities (million euros)	59,277	64,342	63,887
Total RWA of the resolution group (million euros)	205,154	205,497	228,796
RWA ratio (%)	28.89	31.31	27.92
Total exposure for the Leverage calculation (million euros)	580,788	547,217	527,804
Leverage ratio (%)	10.21	11.76	12.10
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for December 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
On June 12, 2025 the Group made public that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from
June 12, 2025, an MREL in RWA of 23.13%8, not taking into account the current9 combined buffer requirement (CBR) of 3.97%. In addition, BBVA must keep, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.59% (the “MREL in LR”)10.
Given the structure of the resolution group's own funds and eligible liabilities, as of December 31, 2025, the Group meets the aforementioned requirements.
For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.
11 The Regulations refers to the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission
Delegated Regulation (EU) No. 2016/1052 of March 8, 2016.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.19
Shareholder remuneration
Cash distributions
During the 2025 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders' Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, such cash distribution against the 2024 results as a final dividend for the 2024 financial year, for an amount equal to
€0.41 gross (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the
Group's companies other than BBVA, S.A., amounted to €2,357 million.
–By means of an inside information notice (información privilegiada) dated September 29, 2025, BBVA announced that the
Board of Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax)
per each outstanding BBVA share entitled to participate in this distribution, which was paid on November 7, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than
BBVA, S.A., amounted to €1,840 million.
A cash gross distribution in the amount of €0.60 per share for each of the outstanding shares entitled to receive said distribution, to be paid presumably on April as final dividend of 2025 is expected to be submitted to the relevant governing bodies for consideration. Thus, the total distribution for the 2025 financial year will be 50% of the attributable profit, with a cash distribution of €0.92 per share, taking into account that in November 2025, €0.32 gross was distributed in cash for each of the outstanding shares entitled to receive said distribution as an interim dividend for the year.
Share buyback programs
On January 30, 2025, BBVA announced, among other matters, the execution of a share buyback program of BBVA shares, with the purpose of reducing BBVA’s share capital, for a monetary amount of €993 million, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution.
On October 30, 2025, after receiving the required authorization from the ECB, BBVA announced by means of an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares, with the purpose of reducing BBVA's share capital, all in accordance with the Regulations, for a maximum monetary amount of €993 million. The execution was carried out externally by Citigroup Global Markets Europe AG.11 By means of an Other Relevant Information notice dated December 10,
2025, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 54,316,765 BBVA shares, between October 31 and December 10, 2025, representing, approximately, 0.93% of
BBVA's share capital as of such date. On December 23, 2025, BBVA notified through an Other Relevant Information notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on
March 21, 2025, under item 3 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €26,615,214.85 and the consequent redemption, charged to unrestricted reserves, of the 54,316,765 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned BBVA share buyback program and which were held as treasury shares.
On December 19, 2025, and after receiving the required authorization from the ECB, BBVA announced, by means of an Inside
Information notice, that the Board of Directors of BBVA, at its meeting on December 18, 2025, had agreed to carry out the execution of a framework share buyback program for the repurchase of BBVA shares, all in accordance with the Regulations. This program will be executed in several tranches for a maximum monetary amount of €3,960 million, with the purpose of reducing
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.20
BBVA's share capital (the "Framework Program"), without prejudice to the possibility of suspending or terminating the Framework
Program early if circumstances warrant. It also announced that the Board of Directors agreed to execute a first tranche of the
Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million. The execution of this tranche started on December 22, 2025, and is carried out externally by
J.P. Morgan SE. Between December 22, 2025 and January 30, 2026, J.P. Morgan SE has acquired 31,242,848 BBVA shares within this program.

EXECUTION OF THE PROGRAMS FOR THE BUYBACK OF SHARES IN 2025

	Start date	Completion date	Redemption date	Number of shares	% of share capital*	Disbursement (millions of euros)
First program	October 31	December 10	December 23	54,316,765	0.93	993
Second program - 1st Tranche	December 22			7,333,560		146
Total				61,650,325		1,139
*As of the date of the program closure.
As of December 31, 2025, BBVA’s share capital amounted to €2,797,394,663.00 divided into 5,708,968,700 shares.

SHAREHOLDER STRUCTURE (31-12-25)

	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	294,156	44.8	52,659,523	0.9
501 to 5,000	285,778	43.5	504,575,092	8.8
5,001 to 10,000	41,527	6.3	290,781,745	5.1
10,001 to 50,000	32,226	4.9	617,369,007	10.8
50,001 to 100,000	2,266	0.3	154,417,277	2.7
100,001 to 500,000	988	0.2	176,416,931	3.1
More than 500,001	252	0.04	3,912,749,125	68.5
Total	657,193	100	5,708,968,700	100
Note: in the case of shares held by investors operating through a custodian entity located outside Spain, only the custodian is counted as a shareholder, as it is the entity registered in the corresponding book-entry register. Therefore, the reported number of shareholders does not include these underlying holders.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.21
Ratings
Several rating agencies have recognized the favorable evolution of BBVA’s fundamentals. Towards the end of the year, the three main international rating agencies (S&P, Moody’s, and Fitch) upgraded BBVA’s rating, reflecting their positive view of the Group’s sound financial profile supported by strong profitability and resilient asset quality. In September, S&P raised BBVA’s rating from A to A+, maintaining a stable outlook and highlighting the robustness of returns and BBVA’s financial strength. In October, Moody’s upgraded the rating from A3 to A2, shifting the outlook from “Rating Watch Positive” to stable, and noted the improvement in the bank’s credit profile, particularly in terms of profitability. Fitch also upgraded BBVA’s rating in October, including senior preferred debt, from A- to A. The outlook was changed to stable, following an earlier revision from stable to positive in February and the placement on “Rating Watch Positive” in May. DBRS confirmed its rating of A (high) with a stable outlook in February. The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS

Rating agency	Long term ⁽¹⁾	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A	F-1	Stable
Moody's	A2	P-1	Stable
Standard & Poor's	A+	A-1	Stable
⁽¹⁾ Ratings assigned to long term senior preferred debt. Additionally, Moody’s, Fitch and DBRS assign A1, A and A (high) rating, respectively, to BBVA’s long term deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.22
Risk management
In global context whose evolution will continue to be highly conditioned by the uncertainty represented by the United States administration's policies implemented in recent months, economic activity in the countries where BBVA operates continued to reflect a generally good dynamic in terms of economic growth, as well as in the indicators of the financial system. In Spain, the growth forecast for 2025 has been revised slightly downward (+2.9%), one tenth below the previous forecast and inflation is expected to remain at moderate levels, closing the year at around +2.9%, with a comfortable level of solvency and liquidity in the system. In Mexico, growth forecasts remain unchanged, with GDP estimated at around +0.7% for 2025, in a context of relatively moderate and stable inflation in the last quarter, and with credit in the banking system growing at around +7.2% year-on-year, with data at the end of November. Turkey, on the other hand, has shown significant growth in recent months, with inflation moderating and banking system risk indicators at contained levels. Finally, the decline in political instability and lower exchange rate tensions in Argentina have helped to maintain the positive outlook for economic activity in the region, against a backdrop of contained inflation and the expectations of stable interest rates in Colombia and Peru following the last cuts.
Credit risk
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts as established in IFRS 9. In this regard, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the global environment, although they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or with respect to very recent events still underway. Additionally, the Group may complement the expected losses by considering additional risk drivers, or by incorporating sectorial particularities or those that may affect a set of operations or borrowers, following a formal internal process established for the purpose.
BBVA Group's credit risk indicators
The following chart shows the evolution of the Group's risk metrics in 2025:

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)
General note: As of the December 2025 closing date, credit risk metrics incorporate the loan portfolio at fair value through other comprehensive income in their calculation, with no material impact on metrics for prior periods. For further information, please see the Alternative Performance Measures at the end of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.23
The evolution of the Group’s main credit risk indicators is summarized below:
–In terms of asset quality, the NPL ratio stood at 2.7% as of December 31, 2025, which is an improvement of 6 basis points compared to the previous quarter, mainly driven by the performance of lending, which increased in all business areas, particularly in Rest of Business. When compared to the end of December 2024, a 33 basis points improvement is observed, driven by loan growth and the containment of non-performing loans (notably the reduction in Spain, which offset the increase in Turkey).

NON-PERFORMING LOANS (MILLIONS OF EUROS)	PROVISIONS (MILLIONS OF EUROS)

0.0%	+5.9%

+3.5%	+5.3%

15,305
14,839
14,335
14,837
Dec.23
Dec.24
Sep.25
Dec.25

11,762
11,905
11,970
12,604
Dec.23
Dec.24
Sep.25
Dec.25

–Credit risk increased by 6.0% in the fourth quarter of the year (+5.8% at constant exchange rates) with generalized growth in all geographical areas, and highlighting, in percentage terms, the variation in Turkey and Rest of Business.
Growth in the last twelve months exceeded double digits, standing at 12.1% (+17.3% at constant exchange rates), showing greater dynamism than in 2024.
–The balance of non-performing loans increased by 3.5% in the fourth quarter of 2025 at the Group level, although it remained practically stable year-on-year, compared to the close of the previous year (+2.8% at constant exchange rates).
At constant exchange rates, the quarterly variation stood at 3.3%, focused on Turkey, as a result of the increase in non-
performing loans in the retail portfolio, and to a lesser extent, by the more moderate growth in Mexico and South America and a virtually stable quarter in Spain, supported by the performance of the mortgage portfolio.
–The NPL coverage ratio ended December 2025 at 85%, which represents an increase of 145 basis points compared to the previous quarter (and an increase of 473 basis points compared to the end of December 2024), mainly due to higher coverage in Spain and, to a lesser extent, Mexico and Rest of Business.
–The cumulative cost of risk as of December 31, 2025 stood at 1.39%, with an improvement of 4 basis points compared to the end of December 2024 and 5 basis points above the previous quarter. All business areas recorded a year-on-year improvement in this indicator, except for Turkey, in line with expectations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.24

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)

	31-12-25	30-09-25	30-06-25	31-03-25	31-12-24
Credit risk	547,184	516,432	503,733	494,729	488,302
Stage 1	498,750	470,097	456,385	447,804	439,209
Stage 2	33,597	32,001	32,727	32,629	34,254
Stage 3 (non-performing loans)	14,837	14,335	14,621	14,296	14,839
Provisions	12,604	11,970	11,859	11,677	11,905
Stage 1	2,467	2,450	2,423	2,409	2,434
Stage 2	2,005	1,877	1,864	1,942	1,902
Stage 3 (non-performing loans)	8,133	7,643	7,572	7,326	7,569
NPL ratio (%)	2.7	2.8	2.9	2.9	3.0
NPL coverage ratio (%) ⁽²⁾	85	84	81	82	80
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 84% as of December 31, 2025.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	4Q25 ⁽¹⁾	3Q25	2Q25	1Q25	4Q24
Beginning balance	14,335	14,621	14,296	14,839	15,327
Entries	3,450	3,600	3,219	2,862	3,107
Recoveries	(1,722)	(1,754)	(1,677)	(1,741)	(2,582)
Net variation	1,729	1,846	1,542	1,122	525
Write-offs	(1,182)	(1,065)	(957)	(1,329)	(1,178)
Exchange rate differences and other	(45)	(1,067)	(261)	(335)	165
Period-end balance	14,837	14,335	14,621	14,296	14,839
Memorandum item:
Non-performing loans	14,346	13,813	14,131	13,771	14,211
Non performing guarantees given	491	522	490	526	628
⁽¹⁾ Preliminary data.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.25
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA is aimed at driving sustained growth of the banking business, through access to a wide variety of alternative sources of funding and assuring optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail
(granular). As a result of this model, deposits have a high degree of insurance in each geographical area, close to 50% in Spain and
Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €134 billion, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio,
LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows a Multiple Point of
Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during 2025 and stood at 143% as of
December 31, 2025. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units
(the LCR of the main components was 162% in BBVA, S.A., 161% in Mexico and 159% in Turkey). Without considering this restriction, the Group's LCR ratio was 169%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 126% as of December 31, 2025.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-12-25)

	BBVA, S.A.	Mexico	Turkey	South America
LCR	162%	161%	159%	All countries >100
NSFR	117%	132%	144%	All countries >100
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.26
In addition to the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During 2025, commercial activity showed dynamism in attracting customer deposits, mainly from wholesale clients, supported equally by retail clients and the new digital bank in
Germany. Regarding lending activity, there has been a significant boost from wholesale business units. Growth in both areas has resulted in a narrowing of the credit gap.
–BBVA Mexico showed a solid liquidity situation, with a credit gap that has improved over the year, mainly due to strong deposit growth in local currency. In addition, the liquidity situation has been reinforced by wholesale debt issued carried out in both, the Mexican peso and the U.S. dollar.
–In Turkey, Garanti BBVA maintained an adequate liquidity situation in 2025. Thus, the lending gap has reduced significantly in foreign currencies due to a strong increase in deposits. On the other hand, an increase in the credit gap in
Turkish lira has been observed due to the strong growth in lending, which exceeded that of deposits. Wholesale issuances in foreign currency have supported the liquidity situation.
–In South America, the liquidity situation has also remained adequate throughout the region in 2025. In BBVA Argentina, at constant exchange rate, the credit gap improved in Argentine pesos despite strong loan growth due to the boost in time deposits. In the U.S. dollar balance sheet, at constant exchange rate, the growth of loans exceeded fund gathering, thus widening the credit gap in this currency. In BBVA Colombia, the liquidity situation is adequate, even though the credit gap widened in 2025, with a sustained growth of loans that slightly exceeded the volume of fund gathering. At BBVA Peru, the liquidity situation remains solid, with a credit gap that has widened during the year due to the dynamism of lending activity, especially in U.S. dollars.
The main wholesale financing transactions carried out by the BBVA Group during 2025 are listed below.

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	AT1	Jan-25	1,000	USD	7.750%	Jan-32	Perpetual
	Tier 2	Feb-25	1,000	EUR	4.000%	Feb-32	Feb-37
	Senior non-preferred	Jul-25	1,000	EUR	3.125%	_	Jul-30
	Senior non-preferred	Aug-25	1,000	EUR	3.750%	_	Aug-35
	AT1	Nov-25	1,000	EUR	5.625%	Nov-32	Perpetual
In relation to liability management, on May 10, 2025, BBVA, S.A. redeemed early and entirely, senior preferred bonds issued in May
2023 for €1 billion; in January 2025, it redeemed early and in full a €1 billion Tier 2 bond issued in January 2020 maturing in 2030, and in March 2025, it redeemed in full an AT1 issuance for USD 1 billion issued in 2019. On September 14, 2025, BBVA, S.A.
redeemed early and entirely an issuance of senior non-preferred notes executed on September 2022 for USD 1 billion.
After the closing date of the 2025 fiscal year, on January 7, 2026, BBVA, S.A. issued €2 billion in senior non-preferred debt, structured in two tranches: the first, for €750m, with a coupon set at three-month Euribor plus 55 basis points, and the second, for
€1.25 billion, with a coupon of 3.75%. On January 15, 2026, BBVA, S.A. carried out the early redemption of a green AT1 issuance made on July 15, 2020, for a combined nominal amount of €1 billion, a decision that was communicated to market on December
17, 2025.
In February 2025, BBVA Mexico issued Tier 2 subordinated debt for USD 1 billion with a coupon of 7.625%. In addition, a senior debt issue was carried out in March for 15 billion Mexican pesos (approximately €692m), and another in September in two tranches: the first for €14.43 billion Mexican pesos (approximately €666m) and the second for USD 158m.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.27
Throughout 2025, Garanti BBVA issued a total of USD 3,847m of short-term senior MTNs (Medium term notes) in order to roll over maturities and generate liquidity. In June 2025, it renewed 100% of a sustainable syndicated loan in two tranches for a total amount of USD 440m. In July Garanti BBVA completed the issuance of subordinated bonds for a total amount of USD 500m. In
October 2025, another subordinated bond issue was made for USD 700m. In November Garanti BBVA issued Turkey's first biodiversity bond, worth USD 20.22m. Finally, in December 2025, Garanti BBVA formalized a sustainability focused syndicated loan for a total amount of USD 428m.
In 2025, through successive placements, BBVA Argentina issued bonds for a total amount of 244 billion Argentine pesos and USD
192m. The equivalent amount in euros of these issues stands at €306m.
In April 2025, the subordinated biodiversity bond subscribed by BBVA Colombia with the International Finance Corporation (IFC)
for an amount of USD 45m was disbursed.
In Peru, BBVA issued USD 200m in the form of gender-based social bonds targeting women entrepreneurs, executed in two tranches in the first and third quarters of 2025, in partnership with BID Invest, FMO (Netherlands Development Bank) and COFIDE
(Corporación Financiera de Desarrollo S.A.).
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios to currency movements, as well as the variability of profit attributed to currency movements.
During 2025, the U.S. dollar depreciated significantly against the euro (-11.6%). This depreciation was concentrated in the first half of the year, when the aggressiveness of U.S. tariff policy generated a climate of distrust towards the U.S. dollar. Among emerging market currencies, the Mexican peso stood out with an appreciation (+2.0% against the euro), supported by the perception of
Mexico as a relative winner of the trade war. The Turkish lira was heavily penalized in 2025 (-27.2%), reflecting high inflation, which is nevertheless gradually declining. Regarding the performance of South American currencies, the Peruvian sol weakened against the euro (-1.2%), the Colombian peso showed a notable appreciation (+3.8%), while the Chilean peso depreciated by -2.9%.
Finally, the Argentine peso experienced a very significant depreciation (-37.4%), in an environment still marked by macroeconomic adjustments and high financial volatility, despite progress in the economic stabilization process.

EXCHANGE RATES

	Period-end exchange rates			Average exchange rates
	Currency/Euro	∆ % of the currency against	∆ % of the currency against	Currency/Euro	∆ % of the currency against
	31-12-25	31-12-24	30-09-25	2025	2024
U.S. dollar	1.1750	(11.6)	(0.1)	1.1302	(4.3)
Mexican peso	21.1180	2.0	2.0	21.6743	(8.5)
Turkish lira ⁽¹⁾	50.4838	(27.2)	(3.3)	—	—
Peruvian sol	3.9486	(1.2)	3.4	4.0249	0.7
Argentine peso ⁽¹⁾	1,714.81	(37.4)	(8.2)	—	—
Chilean peso	1,065.88	(2.9)	5.9	1,074.74	(5.0)
Colombian peso	4,414.57	3.8	3.8	4,575.55	(3.7)
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
12 This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 basis point per quarter for Mexican peso and 2 basis points per quarter for Turkish lira.
13 Structural portfolio managed by the Asset and Liability Committee, designed to mitigate the sensitivity of the balance sheet to interest rate movements.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.28
In relation to the hedging of capital ratios, BBVA aims to cover in aggregate, between 50% and 70% of its subsidiaries' capital excess. The sensitivity of the Group's CET1 ratio to 10% depreciations in major currencies is estimated at: +12 basis points for the
U.S. dollar, -14 basis points for the Mexican peso and -3 basis points for the Turkish lira12. With regard to the hedging of results,
BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the income related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of results (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates.
BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking
Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
Risk measurement is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are especially relevant. These assumptions are reviewed and adapted, at least once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to maintain a moderate risk profile in line with the target set in the changing interest rate cycle environment maintaining positive sensitivity to interest rate rises in net interest income.
The year 2025 has been influenced by the geopolitical context, notably the increase in the United States tariffs, as well as developments and expectations regarding inflation and central bank actions. In the United States, there have been declines across the entire interest rate curve due to the deceleration signs and greater prospects for interest rate cuts by the Fed. In contrast,
Europe has seen a rebound in yields, particularly at the long end of the curve, mainly due to the change of course in Germany's fiscal policy. The peripheral curves are still supported with spreads against German bonds narrowing over the year. In Mexico, the sovereign curve has fallen in line with United States rates. In Turkey, yield curves were more volatile as a result of both the political situation and inflation trends and expectations. However, it is worth noting the favorable performance of credit default swaps
(CDS) and sovereign bonds denominated in hard currency since March. Lastly, in South America, the curves show mixed performance, with upturns in some regions, such as Colombia, and downturns in others, such as Peru. Overall, ALCO13 portfolios have performed positively in 2025.
By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of the net interest income to movements in interest rates remains limited. The ECB has cut interest rates by a total of 100 basis points throughout the year until its meeting in July 2025, due to the convergence of inflation towards the target, maintaining the rates without changes in its last meeting in December 2025. Thus, the benchmark interest rate in the euro area stood at 2.15% at the end of December 2025, the rate on the deposit facility at 2.00% and the rate on the marginal lending facility at 2.40%.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest-bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 7.0% at the end of December 2025, 300 basis points below the end of 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.29
–In Turkey, the sensitivity of net interest income to rates remains limited in both local and foreign currencies, thanks to the bank's management, with a low repricing gap between loans and deposits. The Central Bank of the Republic of Turkey
(CBRT) has continued its monetary easing process, supported by improved inflation setting the monetary policy rate at
38.0% at the end of December 2025, which represents a decrease of 950 basis points since the end of December of the previous year.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition stable between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark interest rates, in Argentina, the central bank abandoned the official interest rate as a monetary anchor and began to regulate the monetary base using other tools such as setting reserve requirements or intervening in the foreign exchange market for its management. In Colombia, the reference rate stood at 9.25% at the end of December 2025, 25 basis points below the end of 2024.In Peru the official monetary policy rate closed at 4.25% as of December 2025, 75 basis points below the previous year's closing level.

INTEREST RATES (PERCENTAGE)

	31-12-25	30-09-25	30-06-25	31-03-25	31-12-24
Official ECB rate ⁽¹⁾	2.00	2.00	2.00	2.50	3.00
Euribor 3 months ⁽²⁾	2.05	2.03	1.98	2.44	2.83
Euribor 1 year ⁽²⁾	2.27	2.17	2.08	2.40	2.44
USA Federal rates	3.75	4.25	4.50	4.50	4.50
Banxico official rate (Mexico)	7.00	7.50	8.00	9.00	10.00
CBRT (Turkey)	38.00	40.50	46.00	42.50	47.50
⁽¹⁾ Deposit facility.
⁽²⁾ Calculated as the month average.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.30
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group on December 31, 2025 is the same as the one presented at the end of 2024.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA
Mexico carries out through its Houston agency.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in
Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina,
Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States,
BBVA’s branches in Asia, as well as the digital banks of the Group in Italy and Germany.
The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business,
Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not include the wholesale business of the Group in
Venezuela nor the application of the hyperinflation accounting.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, in general, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In relation to the information related to the business areas, in the first quarter of 2025 the Group carried out the reassignment of certain activities, which has affected Spain, Rest of Business and the Corporate Center, as well as CIB's pro forma supplementary information. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.
Finally, it should be noted that, as usual, in the case of the different business areas of Mexico, Turkey, South America and Rest of
Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.31

GROSS INCOME ⁽¹⁾, OPERATING INCOME ⁽¹⁾ AND NET ATTRIBUTABLE PROFIT ⁽¹⁾ BREAKDOWN (PERCENTAGE. 2025)

Gross income	Operating income	Net attributable profit

Spain
Mexico
Turkey
South America
Rest of Business
4.8
14.3
26.7
13.9
40.4

⁽¹⁾ Excludes the Corporate Center.

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
2025
Net interest income	26,280	6,588	11,424	3,079	4,830	828	26,749	(469)
Gross income	36,931	10,027	15,198	5,213	5,363	1,807	37,608	(678)
Operating income	22,599	6,704	10,576	2,898	3,007	878	24,063	(1,464)
Profit (loss) before tax	16,227	5,933	7,341	1,863	1,758	772	17,667	(1,440)
Net attributable profit (loss)	10,511	4,175	5,264	805	726	627	11,597	(1,086)
2024 ⁽¹⁾
Net interest income	25,267	6,384	11,556	1,492	5,589	742	25,762	(495)
Gross income	35,481	9,443	15,337	4,212	5,405	1,472	35,869	(388)
Operating income	21,288	6,097	10,689	2,101	2,838	730	22,455	(1,168)
Profit (loss) before tax	15,405	5,263	7,522	1,741	1,342	648	16,515	(1,110)
Net attributable profit (loss)	10,054	3,752	5,447	611	635	511	10,956	(901)
⁽¹⁾ Revised balances in Spain, Rest of Business and Corporate Center.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.32

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center ⁽¹⁾	Deletions
31-12-25
Loans and advances to customers	460,401	192,958	97,259	53,745	51,151	66,502	461,616	360	(1,576)
Deposits from customers	502,501	251,430	93,855	62,984	53,375	40,932	502,576	2,001	(2,077)
Off-balance sheet funds	224,383	119,535	69,533	26,290	8,289	736	224,383	—	—
Total assets/liabilities and equity	859,576	456,419	182,525	90,702	76,648	88,638	894,931	28,745	(64,100)
RWAs	397,241	119,608	82,286	71,398	55,178	46,633	375,102	22,138	—
31-12-24
Loans and advances to customers	412,477	179,667	88,725	48,299	46,846	50,392	413,930	297	(1,750)
Deposits from customers	447,646	226,391	84,949	58,095	50,738	27,432	447,605	2,057	(2,016)
Off-balance sheet funds	192,604	108,694	57,253	18,076	7,936	645	192,604	1	—
Total assets/liabilities and equity	772,402	411,620	168,470	82,782	73,997	66,534	803,404	30,777	(61,779)
RWAs	394,468	120,661	92,925	64,821	56,489	44,407	379,304	15,164	—
General note: Balances highlighted in grey have been revised.
⁽¹⁾ Excluding deletions.

NUMBER OF EMPLOYEES, BRANCHES AND ATMS

Employees	Branches	ATMs

Spain
Mexico
Turkey
South America
Rest
121,486
125,916
127,174
27,410
28,854
29,479
46,891
48,893
47,745
22,016
22,664
23,311
23,679
23,773
24,511
1,490
1,732
2,128
Dec.23
Dec.24
Dec.25

5,949
1,882
1,706
935
1,395
31
Dec.23
5,749
1,881
1,691
925
1,221
31
Dec.24
5,642
1,871
1,635
913
1,192
31
Dec.25

30,301
30,391
31,015
4,720
4,642
4,620
14,500
14,439
14,381
5,718
6,030
6,766
5,341
5,258
5,227
22
22
21
Dec.23
Dec.24
Dec.25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.33
Spain
Highlights for the period January - December 2025
–Increase in lending, with more dynamic growth of wholesale portfolio
–Sustained growth in recurring revenues throughout the year
–Good performance of the risk indicators
–Double-digit year-on-year growth in the area's net attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION COMPARED TO 31-12-24)

+8.0%
+8.9%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

+10.0%

6,097	6,704

1,325
1,633
1,648
1,491
1,717
1,729
1,607
1,651
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+11.3%

3,752	4,175

712
1,057
1,072
911
1,024
1,120
994
1,036
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2025	∆ %	2024 ⁽¹⁾
Net interest income	6,588	3.2	6,384
Net fees and commissions	2,364	3.7	2,281
Net trading income	723	(0.7)	728
Other operating income and expenses	351	n.s.	50
Of which: Insurance activities	387	2.1	379
Gross income	10,027	6.2	9,443
Operating expenses	(3,323)	(0.7)	(3,346)
Personnel expenses	(1,856)	3.2	(1,798)
Other administrative expenses	(1,081)	(8.5)	(1,182)
Depreciation	(386)	5.4	(366)
Operating income	6,704	10.0	6,097
Impairment on financial assets not measured at fair value through profit or loss	(649)	(5.1)	(684)
Provisions or reversal of provisions and other results	(121)	(19.0)	(150)
Profit (loss) before tax	5,933	12.7	5,263
Income tax	(1,755)	16.4	(1,508)
Profit (loss) for the period	4,178	11.3	3,755
Non-controlling interests	(3)	3.7	(3)
Net attributable profit (loss) excluding non-recurring impacts	4,175	11.3	3,752

Balance sheets	31-12-25	∆ %	31-12-24 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	19,928	56.5	12,734
Financial assets designated at fair value	119,919	9.4	109,569
Of which: Loans and advances	43,346	21.9	35,564
Financial assets at amortized cost	263,566	11.1	237,279
Of which: Loans and advances to customers	192,958	7.4	179,667
Inter-area positions	46,479	4.5	44,464
Tangible assets	2,718	(2.3)	2,781
Other assets	3,809	(20.5)	4,793
Total assets/liabilities and equity	456,419	10.9	411,620
Financial liabilities held for trading and designated at fair value through profit or loss	82,785	10.2	75,143
Deposits from central banks and credit institutions	34,582	23.2	28,067
Deposits from customers	251,430	11.1	226,391
Debt certificates	53,173	12.1	47,424
Inter-area positions	—	—	—
Other liabilities	19,275	(0.9)	19,448
Allocated regulatory capital	15,173	0.2	15,145

Relevant business indicators	31-12-25	∆ %	31-12-24
Performing loans and advances to customers under management ⁽²⁾	190,942	8.0	176,720
Non-performing loans	6,759	(12.2)	7,700
Customer deposits under management ⁽¹⁾⁽²⁾	238,447	8.4	219,923
Off-balance sheet funds ⁽¹⁾⁽³⁾	119,535	10.0	108,694
Risk-weighted assets ⁽¹⁾	119,608	(0.9)	120,661
RORWA ⁽⁴⁾	3.45		3.13
Efficiency ratio (%)	33.1		35.4
NPL ratio (%)	3.0		3.7
NPL coverage ratio (%)	67		59
Cost of risk (%)	0.34		0.38
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.35
Macro and industry trends
Economic growth remained solid during the third quarter of 2025 and the outlook going forward remains relatively positive.
Activity is expected to continue to be supported by resilient services exports, a recovery in construction investment, and growth of private consumption, in the context of accommodative monetary conditions and rising wages. The acceleration of European
Recovery Funds and the boost in defense spending could also help support demand and economic growth in the coming months.
According to BBVA research, GDP growth is very likely to stand at 2.9% in 2025, one tenth lower than the previous forecast. By
2026, growth is expected to gradually moderate to rates of 2.4% due to factors such as global protectionism, reduced fiscal support, limited productivity gains and supply constraints in sectors such as housing. Meanwhile, headline inflation remained around 3% during the last quarter of 2025, closing the year at 2.9%. For 2026, a slight reduction in the overall rate is expected, reaching 2.6% by the end of the year.
As for the banking system, with data at the end of November 2025, the volume of credit to the private sector grew by 3.2% year-
on-year, with higher growth in the portfolios of credit to households (+4.1%) than in credit to non-financial companies (+2.5%).
System credit grew in 2024 for the first time since 2009 (with the exception of 2020 due to COVID support measures), a trend that is confirmed in 2025. Customer deposits grew by 4.9% year-on-year in November 2025, due to an 7.0% increase in demand deposits, which amply offset the reduction of 6.6% in time deposits. The NPL ratio stood at 2.84% in October 2025, 57 basis points lower than in October of last year. It should also be noted that the system maintains comfortable levels of solvency and liquidity.
Activity
The most relevant aspects related to the area's activity during 2025 were:
–Lending balances were 8.0% higher than at the end of December 2024, mainly driven by the performance of the wholesale segments. Thus, lending to large-sized companies (which includes corporate banking and CIB portfolios) grew by 18.3%, lending to the public sector by 15.6%, and lending to medium-sized companies by 10.7%. Meanwhile, in the retail segment, mortgage and consumer loans (including credit cards) increased at rates of 2.5% and 9.0% respectively.
–Total customer funds grew by 8.9%, with an increase in off-balance sheet funds (mutual and pension funds and customer portfolios) of 10.0%, driven by net contributions made throughout the year and a very positive market effect and an increase of 8.4% in customer deposits.
The most relevant aspects related to the area's activity during the fourth quarter of 2025 were:
–Growth in lending activity compared to September (+2.5%), with corporate and CIB lending performing particularly well
(+5.1%), followed by consumer loans (+3.4% including credit cards).
–Regarding asset quality, the NPL ratio stood at 3.0%, with a decrease of 8 basis points compared to the end of
September, driven by the evolution of activity and the stability of non-performing loans, contributing to an increase in the coverage ratio of 222 basis points in the quarter, to 67% at the end of December 2025.
–Total customer funds grew in total by 3.5% in the fourth quarter of 2025, of which 3.8% refers to customer deposits and
3.0% to off-balance sheet funds, with positive net contributions and market effects in the last three months of 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.36
Results
Spain generated a net attributable profit of €4,175m in 2025, which is 11.3% above the result achieved in the same period of 2024, driven by the evolution of the recurring revenue from the banking business.
The most relevant aspects of the year-on-year evolution of the area's income statement at the end of December 2025 were:
–Net interest income grew by 3.2%, supported by the higher contribution from the securities portfolio, increased lending activity and contained cost of liabilities, which offset the lower returns on loans associated with lower interest rates.
–Net fees and commissions increased by 3.7% compared to the same period of the previous year, mainly boosted by the performance of asset management fees and, to a lesser extent, those associated with insurance products.
–Net Trading Income (NTI) was in line with the previous year (-0.7%) influenced by the evolution of the Global Markets unit, which was partially offset in the last quarter of the year by the positive impact of capital gains of the insurance portfolio.
–The year-on-year comparison of the aggregate other operating income and expenses is conditioned by the recording in
2024 of the annual amount of the temporary tax on credit institutions and financial credit institutions for a total of
€285m.
–Operating expenses remained stable (-0.7%) compared to the end of the previous year, mainly due to the reduction in general expenses, as they include a positive effect from the recognition of a lower Value Added Tax (VAT) expense following the upward re-estimation of its applied pro-rata, which was offset by the increase in personnel expenses. As a result of the evolution of the area's income and expenses, the gross income grew by 6.2% and, in addition, the efficiency ratio improved.
–Impairment on financial assets decreased by 5.1%, mainly as a result of improved dynamics in the mortgage portfolio. On the other hand, the cumulative cost of risk at the end of December 2025 remained stable compared to September 2025, that is, 0.34%, with a reduction of 4 basis points in the year.
–Finally, the income tax line includes the accrual, for 2025, of the tax on net interest income and net fees and commissions that have amounted to approximately €318m, of which €94m correspond to the fourth quarter of the year.
Spain generated a net attributable profit of €1,036m in the fourth quarter of 2025, representing an increase of 4.2% compared to the previous quarter. This evolution is largely explained by the performance of net fees and commissions, which include extraordinary income from asset management, and by NTI, which registered capital gains generated by the insurance portfolio.
Lastly, operating expenses grew in the fourth quarter, including the update of variable employee compensation in line with the area's performance in 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.37
Mexico
Highlights for the period January - December 2025
–Dynamism of retail lending
–Sustained growth in recurring revenues quarter after quarter
–Good performance of the insurance business
–Quarterly net attributable profit remains at high levels and above the previous quarter

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-24)

+7.6%
+13.4%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+8.2%	(1)

9,776	10,576

2,359
2,342
2,558
2,517
2,540
2,595
2,645
2,797
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At current exchange rate: -1.1%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+5.7%	(1)

4,982	5,264

1,226
1,214
1,291
1,252
1,321
1,273
1,304
1,366
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At current exchange rate: -3.4%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2025	∆ %	∆ % ⁽¹⁾	2024
Net interest income	11,424	(1.1)	8.1	11,556
Net fees and commissions	2,367	(3.1)	6.0	2,443
Net trading income	788	2.7	12.3	767
Other operating income and expenses	619	8.5	18.7	571
Gross income	15,198	(0.9)	8.4	15,337
Operating expenses	(4,622)	(0.5)	8.7	(4,648)
Personnel expenses	(2,176)	(3.9)	5.1	(2,264)
Other administrative expenses	(2,005)	5.2	15.0	(1,906)
Depreciation	(440)	(7.7)	0.9	(477)
Operating income	10,576	(1.1)	8.2	10,689
Impairment on financial assets not measured at fair value through profit or loss	(3,130)	1.0	10.5	(3,098)
Provisions or reversal of provisions and other results	(105)	52.6	66.8	(69)
Profit (loss) before tax	7,341	(2.4)	6.7	7,522
Income tax	(2,076)	0.1	9.5	(2,074)
Profit (loss) for the period	5,265	(3.4)	5.7	5,448
Non-controlling interests	(1)	(2.6)	6.5	(1)
Net attributable profit (loss)	5,264	(3.4)	5.7	5,447

Balance sheets	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	10,417	(17.1)	(18.7)	12,564
Financial assets designated at fair value	59,528	9.1	6.9	54,547
Of which: Loans and advances	5,915	183.3	177.6	2,088
Financial assets at amortized cost	105,972	12.0	9.8	94,595
Of which: Loans and advances to customers	97,259	9.6	7.4	88,725
Tangible assets	2,081	2.1	0.1	2,038
Other assets	4,525	(4.2)	(6.2)	4,726
Total assets/liabilities and equity	182,525	8.3	6.2	168,470
Financial liabilities held for trading and designated at fair value through profit or loss	32,406	4.9	2.8	30,885
Deposits from central banks and credit institutions	6,206	(32.2)	(33.5)	9,149
Deposits from customers	93,855	10.5	8.3	84,949
Debt certificates	11,257	5.0	2.9	10,717
Other liabilities	27,787	32.0	29.4	21,043
Allocated regulatory capital	11,014	(6.1)	(8.0)	11,727

Relevant business indicators	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	97,744	9.8	7.6	89,044
Non-performing loans	2,817	11.9	9.7	2,517
Customer deposits under management ⁽²⁾	93,817	11.7	9.5	83,962
Off-balance sheet funds ⁽³⁾	69,533	21.4	19.0	57,253
Risk-weighted assets	82,286	(11.4)	(13.2)	92,925
RORWA ⁽¹⁾⁽⁴⁾	5.84			5.70
Efficiency ratio (%)	30.4			30.3
NPL ratio (%)	2.7			2.7
NPL coverage ratio (%)	124			121
Cost of risk (%)	3.31			3.39
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.39
Macro and industry trends
Weakness in investment and the industrial sector have limited economic growth during the second half of 2025, with machinery exports and services being the main drivers of activity. BBVA Research maintains its growth forecast at 0.7% for 2025 and estimates the increase for 2026 at 1.2% (two tenths above the previous scenario), in the context of lower fiscal consolidation, looser monetary conditions, and some uncertainty associated with the revision of the United States, Mexico and Canada (USMCA)
free trade agreement. Inflation stabilized at around 3.7% during the last quarter of 2025, closing the year at this rate, and is expected to remain at similar levels throughout 2026 (3.8% is the expected figure for the year-end). Following the December cut, interest rates ended 2025 at 7%, and the expected price and activity environment anticipates gradual cuts, with 6.5% set as the target level for 2026.
Regarding the banking system, with data at the end of November 2025, the volume of credit to the non-financial private sector increased by 7.2% year-on-year, with growth in all the main portfolios: consumer loans (+12.2%), mortgage loans (+5.3%) and corporate loans (+5.6%). The growth of total deposits (demand and time deposits) remained slightly below than the credit growth
(+5.2% year-on-year in November 2025), with demand deposits (+6.5%) growing more strongly than time deposits (+2.9%).
Meanwhile, the system's NPL ratio worsened slightly to 2.46% in November 2025 and the capital indicators remained comfortable.
Unless expressly stated otherwise, all the comments below on rates of variation, for both activity and results, will be given at constant exchange rate. These rates, together with variations at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity during 2025 were:
–Lending activity (performing loans under management) grew by 7.6% during 2025, supported by the evolution of the retail portfolio, which grew by 11.9%, with a favorable performance of all the portfolios, where the dynamism of consumer loans stands out, registering an increase of 13.8%. In the wholesale portfolio, growth stood at 2.9%, boosted by the performance of corporate banking. As a result of this evolution, the loan portfolio continued showing a high degree of diversification, with 46% of the total portfolio corresponding to wholesale credit and the remaining 54% to retail credit.
–Customer deposits under management increased by 13.4% in 2025, with a notable growth in off-balance sheet funds of
19.0% and 9.5% in customer deposits.
The most relevant aspects related to the area's activity in the fourth quarter of 2025 were:
–During the quarter, lending activity grew by 3.7%, with more notable growth in the wholesale portfolio (+4.9%), driven by the dynamism of corporate banking. Meanwhile, the retail portfolio increased by 2.8%, with favorable performance across all products, particularly credit cards (+6.7%), driven by year-end campaigns ("Buen Fin").
–With regard to the asset quality indicators, the NPL ratio stood at 2.7% at the end of December 2025, which represents a decrease of 5 basis points compared to the end of September, mainly explained by the boost in activity in the last quarter and a moderate growth in non-performing loans. On the other hand, the NPL coverage ratio was 124% at the end of
December 2025, which represents an increase compared to the end of September.
–Customer deposits under management were 3.3% above the September balances, originated from the evolution of customer deposits (+5.1%), with a stronger growth in demand deposits than in time deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.40
Results
BBVA Mexico achieved a cumulative net attributable profit of €5,264m at the end of December 2025, which represents a year-on-
year growth of 5.7%, explained mainly by the favorable evolution of the net interest income.
The most relevant aspects of the year-on-year evolution in the income statement as of the end of December 2025 are summarized below:
–Net interest income increased by 8.1%, driven by higher retail lending volumes and lower cost of funds, in an environment of falling reference rates, further boosted by wholesale issuances carried out by BBVA Mexico.
–Net fees and commissions grew by 6.0%, mainly as a result of the higher revenues from asset management, mostly investment and pension funds, related to growth in activity and to a lesser extent, one-off fees associated with investment banking transactions.
–The contribution from NTI increased by 12.3% mainly due to the good performance of the ALCO portfolio.
–The other operating income and expenses line item recorded an increase of 18.7%, supported by the strong performance of the insurance business, which more than offset the increase in contributions to the deposit guarantee fund.
–Operating expenses grew by 8.7%, mainly due to the increase in overhead costs (technology expenses) and, to a lesser extent, higher personnel expenses.
–Loan-loss provisions increased by 10.5%, with higher requirements for the retail portfolio as a result of growth in activity.
Thus, the cumulative cost of risk at the end of December 2025 increased to 3.31%, which is an increase of 4 basis points compared to that recorded at the end of September, although it remains 8 basis points below the end of 2024.
In the quarter, and excluding the effect of exchange rate fluctuation, BBVA Mexico generated net attributable profit of €1,366m, which represents an increase of 4.8% variation with respect to the previous quarter supported by the favorable performance of all components of the gross income. Noteworthy was the dynamism of NTI (+25.4%) and the other operating income and expenses heading (+35.4%), the latter favored by insurance business activity. These effects offset the growth in operating expenses, which reflect in the quarter the increase in variable compensation to staff, in line with areas improved annual performance, as well as a higher loan-loss provisions.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.41
Turkey
Highlights for the period January - December 2025
–Growth in customer funds under management exceeds growth in lending activity for the year
–Improvement in net interest income thanks to dynamism of the business and greater contribution from the
Turkish lira customer spread
–Significant increase in fees and lower negative hyperinflation adjustment
–Favorable evolution of the net attributable profit in the year

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-24)

+51.2%
+61.6%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+37.9%

2,101	2,898

453
530
475
644
690
639
796
772
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+31.8%

611	805

144
207
82
177
158
254
236
157
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.42

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2025	∆ %	∆ % ⁽¹⁾	2024
Net interest income	3,079	106.4	169.5	1,492
Net fees and commissions	2,123	0.6	32.3	2,111
Net trading income	394	(65.6)	(55.4)	1,145
Other operating income and expenses	(384)	(28.3)	(56.2)	(535)
Gross income	5,213	23.8	89.3	4,212
Operating expenses	(2,315)	9.7	41.8	(2,111)
Personnel expenses	(1,311)	6.4	39.7	(1,232)
Other administrative expenses	(773)	16.6	52.9	(663)
Depreciation	(231)	7.1	22.5	(216)
Operating income	2,898	37.9	158.7	2,101
Impairment on financial assets not measured at fair value through profit or loss	(1,000)	90.1	150.9	(526)
Provisions or reversal of provisions and other results	(34)	n.s.	n.s.	165
Profit (loss) before tax	1,863	7.1	115.6	1,741
Income tax	(904)	(10.8)	18.5	(1,014)
Profit (loss) for the period	959	31.9	n.s.	727
Non-controlling interests	(154)	32.5	n.s.	(116)
Net attributable profit (loss)	805	31.8	n.s.	611

Balance sheets	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	9,061	2.6	41.0	8,828
Financial assets designated at fair value	5,010	11.2	52.9	4,503
Of which: Loans and advances	18	n.s.	n.s.	2
Financial assets at amortized cost	72,047	11.0	52.6	64,893
Of which: Loans and advances to customers	53,745	11.3	52.9	48,299
Tangible assets	1,905	(7.7)	12.5	2,064
Other assets	2,680	7.5	45.3	2,494
Total assets/liabilities and equity	90,702	9.6	50.0	82,782
Financial liabilities held for trading and designated at fair value through profit or loss	1,690	(13.1)	19.5	1,943
Deposits from central banks and credit institutions	3,565	(16.5)	14.8	4,267
Deposits from customers	62,984	8.4	49.0	58,095
Debt certificates	7,501	66.0	128.2	4,517
Other liabilities	5,727	0.2	31.1	5,714
Allocated regulatory capital	9,235	12.0	53.6	8,245

Relevant business indicators	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	53,080	10.0	51.2	48,242
Non-performing loans	2,793	38.5	90.4	2,016
Customer deposits under management ⁽²⁾	62,535	8.9	49.6	57,443
Off-balance sheet funds ⁽³⁾	26,290	45.4	99.9	18,076
Risk-weighted assets	71,398	10.1	50.8	64,821
RORWA ⁽⁴⁾	1.36			1.17
Efficiency ratio (%)	44.4			50.1
NPL ratio (%)	3.9			3.1
NPL coverage ratio (%)	76			96
Cost of risk (%)	1.94			1.27
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
14 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only refer to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.43
Macro and industry trends
Economic activity maintained its dynamism during the third quarter of 2025 thanks to strong domestic demand, which, combined with looser monetary conditions, a relatively more favorable global environment, and neutral fiscal policy, keeps growth expectations positive for the coming quarters. According to BBVA Research, GDP growth could reach 3.7% in 2025, in line with the previous scenario, and reach 4% in 2026. Meanwhile, inflation has continued to moderate during the last months of 2025 at a slightly higher pace than anticipated, standing at 30.9% in December. This has allowed the central bank to continue with gradual interest rate cuts to 38% by the end of 2025. By 2026, inflation and interest rates are expected to continue falling, ending the year at 25% and 32%, respectively.
The Turkish banking system continues to be affected by the impact of inflation. The total volume of credit in the system increased by 42.2% year-on-year at the end of November 2025, similar to the previous months. The stock of credit continues to be driven by consumer credit and credit card portfolios (+48.0% year-on-year) and by corporate lending (+40.3% year-on-year). Total deposits maintained the strength of recent months and grew by 41.8% year-on-year at the end of November 2025, with greater growth in dollar deposits (+53.0%) than in lira deposits (+35.9%). Dollarization of the system increased slightly to 37.3% in
November 2025, from 34.6% a year earlier. The system's NPL ratio remains well under control and stood at 2.63% in November
2025. The capital indicators remained at comfortable levels at the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of December 31, 2025 is used, reflecting the considerable depreciation by the Turkish lira in the last twelve months. Likewise, the balance sheet, Risk-Weighted Assets (RWA) and the equity are affected.
Activity14
The most relevant aspects related to the area's activity during 2025 were:
–Lending activity (performing loans under management) recorded an increase of 51.2% between January and December
2025, mainly driven by the growth in Turkish lira loans (+44.5%). This growth was mainly driven by the performance of credit cards and consumer loans and, to a lesser extent, loans to businesses. Foreign currency loans (in U.S. dollars)
increased by 18.1%, boosted by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).
–Customer deposits (69.4% of the area's total liabilities as of December 31, 2025) remained the main source of funding for the balance sheet and increased by 49.6% favored by the positive performance of Turkish lira time deposits (+36.4%), which represent a 82.2% of total customer deposits in local currency. Balances deposited in foreign currency (in U.S.
dollars) increased by 34.8%, driven by the demand deposits +26.6%. Thus, as of December 31, 2025, Turkish lira deposits accounted for 62.6% of total customer deposits in the area. For its part, off-balance sheet funds grew by 99.9%.
The most relevant aspects related to the area’s activity in the fourth quarter of 2025 were:
–Lending activity (performing loans under management) increased by 9.6%, mainly driven by the growth in Turkish lira loans (+10.9%, above the quarterly inflation rate, which stood at 4.4%). Within Turkish lira loans, credit cards and consumer loans continued to drive growth, which grew at rates of 11.4% and 16.6%, respectively. Growth in foreign currency loans slowed slightly and stood at 2.7%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.44
–In terms of asset quality, the NPL ratio increased by 20 basis points compared to the figure as of the end of September to
3.9%, mainly as a result of the increase in non-performing loans, in the retail portfolios, partially offset by sales of impaired loans and recoveries. On the other hand, the NPL coverage ratio recorded a decrease of 204 basis points in the quarter due to the increase of non-performing loans and provisions releases originated in a particular customer in the wholesale portfolio, standing at 76% as of December 31, 2025.
–In the evolution of customer funds during the quarter, off-balance sheet funds stood out, which recorded a growth of
14.7%. On the other hand, customer deposits increased by 8.4% with higher balances in both, U.S. dollar deposits
(+7.3%, driven by demand deposits), and, mainly, Turkish lira balances (+9.2%, driven by time deposits).
Results
Turkey reached a net attributable profit of €805m during 2025, which compares very favorably with the result achieved in the same period of the previous year, as a result of the good performance of recurring revenues in banking business (net interest income and net fees and commissions) and a less negative hyperinflation impact.
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of December 2025 at current exchange rate is affected by the depreciation of the Turkish lira in the last year (-27.2%), with a less pronounced drop in the fourth quarter (-3.3%). To isolate this effect, the highlights of the results of 2025 at constant exchange rates are summarized below:
–Net interest income grew year-on-year, mainly driven by the dynamism of lending activity and by the improvement of the
Turkish lira customer spread. In addition, the central bank has increased the remuneration of certain Turkish lira reserves since February 2024. The aforementioned was partially offset by the higher wholesale-funding costs issued by Garanti
BBVA in financial year 2025.
–Net fees and commissions recorded a significant increase, driven by the solid performance in fees and commissions associated with payment methods, followed by those related to asset management, insurances, guarantees and brokerage activity, which compensated the increase in fees paid for payroll acquisitions.
–Lower NTI, due to the currency positions maintained in the area.
–The other operating income and expenses line had a balance of €-384m, which compares favorably with the previous year. This line incorporates, among others, the loss on the net monetary position, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). The net impact of both effects was less negative at the end of
December 2025, compared with the same period of 2024. This line also includes results from certain subsidiaries of
Garanti BBVA and the evolution of the insurance business, whose contribution was increased in both cases compared to the cumulative total at the end of December 2024.
–Operating expenses continued growing, mainly due to higher personnel expenses, linked to the growth in the workforce and a salary review in the context of high inflation. On the other hand, operating expenses also increased, highlighting the higher advertising expenditures and technology expenses.
–Regarding the impairment on financial assets, higher provisions were recorded, which is explained by the growth of the activity and higher requirements in retail portfolios. Meanwhile, the cumulative cost of risk as of December 31, 2025 stood at 1.94%, with an increase of 18 basis points in the quarter.
–The provisions and other results line closed December 2025 at €-34m, reflecting an unfavorable evolution compared with the releases recorded in the same period of the previous year (€165m), which in 2024 were mainly associated with significant recoveries from wholesale clients and the revaluation of real estate assets.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.45
In the fourth quarter of 2025, the net attributable profit of Turkey stood at €201m, which represents a decrease compared to the previous quarter mainly as a result of higher operating expenses along with an increase in the level of impairment on financial assets. This was partially offset by improved net interest income and a less negative hyperinflation adjustment compared to the previous quarter as a result of a lower quarterly inflation rate.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.46
South America
Highlights for the period January - December 2025
–Balanced growth in lending activity and customer funds
–Cumulative hyperinflation adjustment in Argentina at the end of 2025 was significantly lower than in 2024
–Peru and Colombia continue showing good performance in terms of asset quality
–Year-on-year increase in the net attributable profit of this business area

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+13.9%
+12.9%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+6.0%	(1)

2,838	3,007

600
805
651
782
803
718
724
762
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At constant exchange rates: +33.5%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+14.3%	(1)

635	726

119
197
155
164
218
203
164
141
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At constant exchange rates: +71.5%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.47

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2025	∆ %	∆ % ⁽¹⁾	2024
Net interest income	4,830	(13.6)	1.6	5,589
Net fees and commissions	897	7.6	20.7	834
Net trading income	568	(28.8)	(20.4)	798
Other operating income and expenses	(932)	(48.6)	(45.6)	(1,815)
Gross income	5,363	(0.8)	19.3	5,405
Operating expenses	(2,356)	(8.2)	5.0	(2,567)
Personnel expenses	(1,064)	(10.4)	3.9	(1,188)
Other administrative expenses	(1,082)	(6.2)	7.9	(1,153)
Depreciation	(210)	(7.2)	(3.7)	(226)
Operating income	3,007	6.0	33.5	2,838
Impairment on financial assets not measured at fair value through profit or loss	(1,208)	(11.8)	(5.2)	(1,369)
Provisions or reversal of provisions and other results	(42)	(67.1)	(64.4)	(127)
Profit (loss) before tax	1,758	31.0	104.1	1,342
Income tax	(582)	86.1	296.8	(313)
Profit (loss) for the period	1,176	14.3	64.5	1,029
Non-controlling interests	(450)	14.2	54.4	(394)
Net attributable profit (loss)	726	14.3	71.5	635

Balance sheets	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	8,075	(9.3)	1.2	8,906
Financial assets designated at fair value	10,499	(3.5)	4.6	10,884
Of which: Loans and advances	297	44.9	39.6	205
Financial assets at amortized cost	54,336	8.7	14.4	49,983
Of which: Loans and advances to customers	51,151	9.2	14.8	46,846
Tangible assets	1,146	(10.2)	(7.3)	1,277
Other assets	2,592	(12.1)	(6.7)	2,948
Total assets/liabilities and equity	76,648	3.6	10.2	73,997
Financial liabilities held for trading and designated at fair value through profit or loss	2,428	17.9	14.4	2,060
Deposits from central banks and credit institutions	4,011	(6.6)	(4.1)	4,292
Deposits from customers	53,375	5.2	11.9	50,738
Debt certificates	4,010	6.9	12.1	3,752
Other liabilities	5,567	(8.2)	4.5	6,066
Allocated regulatory capital	7,257	2.3	9.4	7,090

Relevant business indicators	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	50,480	8.2	13.9	46,663
Non-performing loans	2,314	(3.1)	(2.3)	2,387
Customer deposits under management ⁽³⁾	53,375	5.2	11.9	50,738
Off-balance sheet funds ⁽⁴⁾	8,289	4.5	19.5	7,936
Risk-weighted assets	55,178	(2.3)	3.9	56,489
RORWA ⁽⁵⁾	2.12			1.94
Efficiency ratio (%)	43.9			47.5
NPL ratio (%)	4.0			4.5
NPL coverage ratio (%)	92			88
Cost of risk (%)	2.50			2.87
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios in Colombia and Peru.
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.48

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)
Country	2025	∆ %	∆ % ⁽¹⁾	2024	2025	∆ %	∆ % ⁽¹⁾	2024
Argentina	728	5.3	n.s.	691	133	(27.1)	n.s.	182
Colombia	609	(2.0)	1.8	622	143	58.5	64.7	90
Peru	1,219	1.8	1.0	1,198	295	29.9	29.0	227
Other countries ⁽²⁾	451	37.7	42.8	327	155	14.5	19.5	136
Total	3,007	6.0	33.5	2,838	726	14.3	71.5	635
⁽¹⁾ At constant exchange rates.
⁽²⁾ Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	31-12-25	31-12-24	31-12-25	31-12-24	31-12-25	31-12-24
Performing loans and advances to customers under management ⁽¹⁾⁽²⁾	8,159	4,392	17,345	16,196	19,787	18,946
Non-performing loans ⁽¹⁾	428	64	795	1,002	913	1,118
Customer deposits under management ⁽¹⁾⁽³⁾	10,088	5,767	18,614	17,824	20,822	20,102
Off-balance sheet funds ⁽¹⁾⁽⁴⁾	2,085	1,777	3,003	2,635	3,200	2,525
Risk-weighted assets	10,195	11,037	18,829	18,868	20,069	20,384
RORWA ⁽⁵⁾	1.81	3.65	0.80	0.46	3.13	2.40
Efficiency ratio (%)	51.5	59.5	46.3	46.9	38.6	36.5
NPL ratio (%)	4.9	1.4	4.3	5.7	3.7	4.9
NPL coverage ratio (%)	84	145	88	82	99	90
Cost of risk (%)	5.67	4.48	2.19	2.83	1.67	2.83
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia preliminary data as of December 31, 2025).
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during 2025 were:
–Lending activity (performing loans under management) recorded an increase of +13.9%, with a more dynamic growth in the wholesale portfolio that grew at a rate of 14.5%, above the growth of the retail portfolio (+13.1%).
–Customer funds under management grew by 12.9% compared to the closing balances at the end of 2024, with an 11.9%
increase in customer base deposits, where the evolution of demand deposits stands out (+13.3%), and a 19.5% growth in off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.49
The most relevant aspects related to the area's activity during the fourth quarter of the year 2025 have been:
–Lending activity registered a positive variation of 4.0%, mainly supported by the dynamism of commercial loans (+5.1%), credit consumption and credit cards (+3.6%, overall).
–With regard to the quality of the credit, the area's NPL ratio stood at 4.0%, which represents a decrease of 3 basis points compared to the previous quarter, favored by the performance in Peru and Colombia. For its part, the coverage ratio for the area was 92%, representing a decrease of 82 basis points compared to the end of September, with a decline mainly occurring in Argentina.
–Customer funds under management increased at a rate of 3.8%, with growth of 4.6% in customer deposits and a variation of -1.4% in off-balance sheet funds.
South America generated a net attributable profit of €726m at the end of 2025, which represents a year-on-year growth of 14.3%
at current exchange rates, favored by an improved net attributable profit in Peru and Colombia and a less negative hyperinflation adjustment in Argentina.
Meanwhile, the impact of the adjustment for hyperinflation of subsidiaries domiciled in Argentina stands out, which implies, among other effects, the recording of the loss on the monetary position in the item "Other operating income and expenses" in the income statement. This impact amounted to €356m in the period January - December 2025, significantly lower than the €1,419m recorded in the period January - December 2024.
More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
The third quarter of 2025 has ended with a recovery in economic activity, amid declining political instability and lower exchange rate tensions. BBVA Research maintains its GDP growth forecast for 2025 at 4.5%, in line with the previous scenario, and expects a gradual moderation in growth to rates of 3% by 2026. Inflation has maintained the downward trend observed throughout 2025 standing at 31.5% in December. For 2026, inflationary pressures are expected to continue easing, with the overall rate reaching
20% by the end of the year.
The banking system continues to grow at a high pace, although the inflation control entails that the credit and deposit volume growth is more moderate than in previous quarters. With data at the end of December 2025, total lending increased by 81.3%
compared to December 2024, favored by consumer, corporate and, above all, mortgage portfolios, which grew by 70.1%, 81.0%
and 245% year-on-year, respectively. For their part, deposits continue to decelerate, and at the end of December recorded a year-
on-year growth of 41.3%. Finally, the NPL ratio has rebounded due to the growth in household credit defaults, standing at 4.54% at the end of October 2025.
Activity and results
–In 2025, performing loans under management grew by 85.8% (+16.0% in the fourth quarter), driven mainly by the growth in corporate loans and all the loans to individuals, highlighting growth in terms of volume of consumer loans (+75.8%) and credit cards (+52.4%) and the dynamism of mortgage loans (+174.2%). At the end of December 2025, the NPL ratio stood at 4.9%, an increase of 111 basis points compared to the end of September 2025, mainly due to retail portfolio NPL entries affecting the NPL coverage ratio, which stood at 84%, below the level recorded at the end of September 2025.
–On balance sheet funds recorded a 74.9% growth in 2025 (+10.6% in the fourth quarter), with growth in time deposits
(+116.2%) higher than demand deposits (+53.2%). For its part, mutual funds (off-balance sheet funds) also had a good performance in the year (+17.3%, -10.8% in the fourth quarter).
15 At current rates, that is, the impact of exchange rate fluctuations on the profit and loss account is not excluded.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.50
–Regarding the evolution of the income statement15, the cumulative net attributable profit at the end of December 2025 stood at €133m, showing a lower impact from hyperinflation compared to the end of December 2024. Net interest income continues to be affected, among other factors, by price effect and the higher cost of funds due to the growth in customer balances, which was not offset by the higher lending volume. Net fees and commissions grew by 13.4% year-on-year, driven by payment methods activity. On the other hand, a significantly lower negative adjustment for hyperinflation was recorded (mainly reflected in the "Other operating income and expenses" line) and higher operating expenses, both in personnel (mainly due to fixed compensation to staff) and in other operating expenses. With regard to loan-loss provisions, there was an increase in requirements in the retail portfolio, partly affected by a higher portfolio volume. As a result of the above, the cost of risk stood at 5.67%, which represents an increase of 77 basis points in the quarter. Thus, the result of the fourth quarter reached €29m, which represents an increase from the previous quarter, mainly due to favorable evolution of net interest income (quarterly improvement of customer spread) and NTI (due to higher results from trading government bonds and the sale of ALCO portfolios). This was partially offset by a more negative adjustment from hyperinflation in the quarter and by higher impairment on financial assets compared to the third quarter of 2025, associated with higher requirements in the retail portfolios.
Colombia
Macro and industry trends
Private consumption and fiscal expenditure have continued to contribute to the dynamism of economic activity during the second half of 2025. BBVA Research expects growth for the year as a whole to reach 2.7%, two tenths of a percentage point above the previous scenario; growth in 2026 could be similar, standing at 2.8%. The boost in domestic demand has also limited the correction in inflation, which closed December at 5.1%, and has led the central bank to keep interests rates unchanged at 9.25%.
The announced increase in the minimum wage anticipates additional inflationary pressures for 2026. The overall inflation rate could end the year at 6.5%, two percentage points higher than expected in the previous scenario, and the central bank could respond by tightening its monetary policy with interest rate hikes to 12.25%.
Total credit growth in the banking system stood at 6.6% year-on-year in October 2025, with growth across all portfolios. Thus, corporate lending, mortgage lending, and consumer lending portfolios showed year-on-year growth rates of 5.6%, 11.8% and
5.5%, respectively in October 2025. On the other hand, total deposits grew by 9.1% year-on-year at the end of October 2025, with a more balanced evolution by portfolios than in previous quarters. Thus, demand and time deposits grew by 9.1% and 9.2% year-
on-year respectively. The system's NPL ratio has improved in the last few months, standing at 4.01% in October 2025, 101 basis points below the figure for the same month of the previous year.
Activity and results
–Lending activity grew at a rate of 7.1% compared to the end of 2024, and 1.0% in the fourth quarter. In terms of asset quality indicators, they improved with respect to the end of 2024: the NPL ratio stood at 4.3%, a decrease of 20 basis points with respect to the previous quarter, as a result of the containment of inflows and the good recovery dynamics of the quarter, as well as the write-offs mainly in retail portfolios. On the other hand, coverage stood at 88%, remaining virtually stable compared to the previous quarter (-7 basis points).
–Customer funds grew by 5.7% compared to the end of 2024, mainly thanks to the growth of demand deposits (+5.8%)
and, to a lesser extent, off-balance sheet funds (+14.0%) and time deposits (+3.0%). In the fourth quarter, growth in demand deposit balances (+10.1%) drove growth in customer deposits (+3.7%), and off-balance sheet funds grew by
2.1%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.51
–The cumulative net attributable profit at the end of December 2025 stood at €143m, that is, 58.5% higher than at the end of the same period of the previous year (at current exchange rates), favored by the increase in recurring revenues, a more efficient cost management, and particularly, a lower level of provisions for impairment on financial assets associated with lower requirements in the retail portfolio as a result of lower entries into NPLs. Meanwhile, the cumulative cost of risk at
December 31, 2025 stood at 2.19%, down 4 basis points in the quarter. Fourth quarter net attributable profit stood down
€21m, down 56.8% from the previous quarter at current exchange rates, due to lower NTI, lower insurance business results, growth in operating expenses, and higher loan-loss provisions. In addition, the quarter was impacted by the increase in corporate income tax expense resulting in a higher effective tax rate.
Peru
Macro and industry trends
Economic activity has continued a relatively favorable performance during the second half of 2025, thanks to the boost from private consumption, withdrawals from private pension funds, and relatively positive developments in foreign trade prices.
According to BBVA Research, GDP growth could stand at 3.3% in 2025, two tenths above the previous forecast, and reach 3.1% in
2026 amid growing domestic political uncertainty and the calling of elections. Controlled inflation, which ended at 1.5% in
December and is expected to rise gradually to 2.5% by the end of 2026, and low interest rates, which could remain unchanged at the current 4.25%, support growth expectations going forward.
Total lending in the Peruvian banking system continued the trend of recent quarters and increased 4.9% year-on-year in
November 2025, with growth in all portfolios. Thus, the consumer credit portfolio grew by 10.9% year-on-year, the mortgage portfolio increased by 6.6% and the corporate loan portfolio by 2.4% year-on-year. For their part, the system's total deposits registered a year-on-year growth of 3.4% in October 2025, due to the contraction in time deposits (-4.8% year-on-year), which was partially offset by 7.9% growth in demand deposits. Finally, the system's NPL ratio continued on a downward trend, reaching a rate of 3.26% in November 2025.
Activity and results
–Lending activity grew by 4.4% compared to the end of December 2024, focused on the retail portfolios, mainly consumer loans (+19.3%) and mortgages (+9.2%), which more than offset the deleveraging in the wholesale portfolios (-0.7%). In the fourth quarter of 2025, lending growth stood at 2.2%, with growth in the retail portfolio (+2.9%), faster than the wholesale portfolio (+1.7%). Regarding the asset quality indicators, the NPL ratio was lower than at the end of September
2025 (-29 basis points) placing at 3.7%, where ongoing strong recovery performance and management of non-
performing loans during the quarter continue. The coverage ratio was 99%, remaining virtually stable compared to the end of September (+9 basis points) and the cumulative cost of risk at the end of December 2025 stood at 1.67%, 10 basis points below the same figure at the end of September 2025, and below the cumulative cost of risk at the end of 2024.
–Customers funds under management increased during 2025 (+6.2%), thanks to the favorable performance of demand deposits (+12.2%) and off-balance sheet funds (+26.7%).
–BBVA Peru's cumulative attributable profit stood at the end of December 2025 at €295m, which represents a year-on-
year increase of 29.9% at current exchange rates, originated in lower provisions for impairment on financial assets, which were significantly lower than in the same period of 2024 (-38.1% at current exchange rates) due, among other factors, to a lower requirement for retail products as a result of the improved asset quality of the portfolio in the last quarters. Apart from the above, good performance of recurring revenues. The net attributable profit of the quarter stood at € 68m, which is a variation of -3.2% compared to the previous quarter, at current exchange rates, mainly as a result of the growth in operating expenses.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.52
Rest of Business
Highlights for the period January - December 2025
–Dynamism of lending activity and high fund gathering in all geographical areas in 2025
–Favorable performance of recurring revenues
–Positive evolution of risk indicators
–Excellent growth in cumulative net attributable profit in 2025

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+37.8%
+54.0%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+25.9%	(1)

698	878

174
176
199
149
226
205
241
207
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At current exchange rates: +20.3%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+29.4%	(1)

485	627

119
113
169
84
165
137
178
147
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At current exchange rates: +22.9%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.53

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2025	∆ %	∆ % ⁽¹⁾	2024 ⁽²⁾
Net interest income	828	11.6	15.9	742
Net fees and commissions	591	51.3	56.0	390
Net trading income	382	13.6	19.4	337
Other operating income and expenses	7	87.5	234.8	4
Gross income	1,807	22.8	27.8	1,472
Operating expenses	(929)	25.1	29.5	(743)
Personnel expenses	(497)	23.6	28.6	(402)
Other administrative expenses	(392)	27.5	31.1	(308)
Depreciation	(40)	22.2	26.2	(33)
Operating income	878	20.3	25.9	730
Impairment on financial assets not measured at fair value through profit or loss	(85)	19.5	19.6	(71)
Provisions or reversal of provisions and other results	(22)	98.3	115.3	(11)
Profit (loss) before tax	772	19.1	25.2	648
Income tax	(145)	5.2	9.6	(138)
Profit (loss) for the period	627	22.9	29.4	511
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	627	22.9	29.4	511

Balance sheets	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	11,564	38.5	55.7	8,348
Financial assets designated at fair value	2,032	24.9	32.7	1,627
Of which: Loans and advances	1,354	48.1	60.4	914
Financial assets at amortized cost	74,448	32.9	38.5	56,013
Of which: Loans and advances to customers	66,502	32.0	37.7	50,392
Inter-area positions	—	—	—	—
Tangible assets	264	28.4	39.4	206
Other assets	329	(3.5)	1.1	341
Total assets/liabilities and equity	88,638	33.2	40.2	66,534
Financial liabilities held for trading and designated at fair value through profit or loss	766	19.3	34.0	642
Deposits from central banks and credit institutions	5,182	158.8	172.5	2,002
Deposits from customers	40,932	49.2	55.0	27,432
Debt certificates	1,828	6.2	11.4	1,721
Inter-area positions ⁽³⁾	33,056	17.7	25.2	28,091
Other liabilities ⁽³⁾	1,656	2.7	10.0	1,613
Allocated regulatory capital	5,217	3.7	8.7	5,033

Relevant business indicators	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽⁴⁾	66,543	32.0	37.8	50,393
Non-performing loans	153	(28.5)	(28.5)	213
Customer deposits under management ⁽⁴⁾	40,932	49.2	55.0	27,432
Off-balance sheet funds ⁽⁵⁾	736	14.2	14.2	645
Risk-weighted assets	46,633	5.0	10.3	44,407
RORWA ⁽¹⁾⁽⁶⁾	1.61			1.27
Efficiency ratio (%)	51.4			50.4
NPL ratio (%)	0.2			0.3
NPL coverage ratio (%)	173			102
Cost of risk (%)	0.16			0.17
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Revised balances in 2024.
⁽⁴⁾ Excluding repos.
⁽⁵⁾ Includes pension funds.
⁽⁶⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.54
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during 2025 were:
–Lending activity (performing loans under management) grew by 37.8%. The CIB business is driving this growth, particularly in Europe and the United States, with significant transactions in project finance and corporate loans, as well as in Asia, benefiting from increased volumes.
–Customer funds under management recorded an increase of 54.0%, driven by customer deposits in Europe, supported by the performance of the digital bank in Germany, and, to a lesser extent, Asia (CIB).
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the fourth quarter of 2025 were:
–Lending (performing loans under management) recorded a growth of 14.0%, continuing the upward trend seen in recent quarters. Significant growth was observed in New York (CIB), followed by Asia and Europe.
–On the other hand, compared to the end of September, the NPL ratio decreased by 2 basis points to 0.2%, helped by the positive momentum of activity, while the coverage ratio increased to 173% supported by increased coverage on certain customers.
–Customer funds under management increased by 16.2%, mainly driven by digital banking balances in Germany, followed by customer deposits in Asia, and New York (CIB).
Results
Rest of Business achieved an accumulated net attributable profit of €627m during 2025, 29.4% higher than in the same period of the previous year, favored by the evolution of the recurring revenues and the NTI, which more than offset the increase in operating expenses.
In the year-on-year evolution of the main lines of the area's income statement at the end of December 2025, the following was particularly noteworthy:
–Net interest income grew by 15.9% as a result of increased activity volume, particularly in investment banking, as well as transactional business. By geographical areas, growth was particularly strong in New York and, to a lesser extent, in Asia.
–Net fees and commissions had an excellent performance and increased by 56.0%, thanks to issuance activity in the primary debt market and relevant operations in project finance and corporate loans. By geographical area, commissions originating in Europe and the United States stood out.
–The NTI grew by 19.4%, benefiting from global markets, where commercial activity in interests rates, lending and equities stand out. By geographical area, the United States and Asia performed well.
–Increase in operating expenses of 29.5% mainly explained by higher expenses in Europe and, to a lesser extent, in the
United States due to new hires and investment in strategic projects.
–The impairment on financial assets line at the end of December 2025 recorded a balance of €-85m, a figure which is higher than in the same period of the previous year, mainly originated in higher provisions in the United States.
Meanwhile, the cumulative cost of risk at the end of December increased by 5 basis points compared to September to
0.16%, as a result of the increase in the portfolio and partly due to higher provisions for individual customers in the United
States portfolio.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.55
In the fourth quarter of 2025 and excluding the effect of the exchange rates fluctuations, the Group's Rest of Businesses as a whole generated a net attributable profit of €147m, down 17.4% from the previous quarter. The quarterly performance continued
to be driven by strong recurring revenues of NTI, which was offset by the higher operating expenses, including the adjustment of variable employee compensation in line with the areas performance in 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.56
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2025	∆ %	2024 ⁽¹⁾
Net interest income	(469)	(5.3)	(495)
Net fees and commissions	(127)	80.4	(71)
Net trading income	(200)	n.s.	138
Other operating income and expenses	118	201.7	39
Gross income	(678)	74.5	(388)
Operating expenses	(786)	0.9	(779)
Personnel expenses	(869)	12.0	(776)
Other administrative expenses	296	39.7	212
Depreciation	(213)	(0.9)	(215)
Operating income	(1,464)	25.4	(1,168)
Impairment on financial assets not measured at fair value through profit or loss	(1)	n.s.	3
Provisions or reversal of provisions and other results	25	(54.3)	54
Profit (loss) before tax	(1,440)	29.8	(1,110)
Income tax	361	68.1	215
Profit (loss) for the period	(1,079)	20.6	(895)
Non-controlling interests	(7)	5.9	(7)
Net attributable profit (loss)	(1,086)	20.5	(901)

Balance sheets ⁽¹⁾	31-12-25	∆ %	31-12-24 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	510	(14.2)	594
Financial assets designated at fair value	6,729	(16.0)	8,007
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	3,935	(3.9)	4,095
Of which: Loans and advances to customers	360	21.1	297
Inter-area positions	—	—	—
Tangible assets	1,855	(3.0)	1,912
Other assets	15,716	(2.8)	16,168
Total assets/liabilities and equity	28,745	(6.6)	30,777
Financial liabilities held for trading and designated at fair value through profit or loss	139	70.9	82
Deposits from central banks and credit institutions	3,793	(19.7)	4,721
Deposits from customers	2,001	(2.7)	2,057
Debt certificates	4,074	134.8	1,735
Inter-area positions	106	(98.2)	5,871
Other liabilities	4,730	33.7	3,539
Allocated regulatory capital	(47,897)	1.4	(47,242)
Total equity	61,798	3.0	60,014
⁽¹⁾ Excluding deletions.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
Results
The Corporate Center recorded in 2025 a net attributable loss of €-1,086m, representing a deterioration of 20.5% compared to the €-901m recorded in the previous year. The evolution of this aggregate is largely explained by the negative NTI registered at the end of December 2025, originating from exchange rate hedges, which contrast with the gains obtained in 2024 for the same reason.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.57
Additional pro forma information: Corporate & Investment Banking
Highlights for the period January - December 2025
–Sustained growth in lending continues
–Favorable performance of recurring revenues
–Solid gross income in all business divisions
–Growth in net attributable profit in the year
–

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+27.8%
+36.8%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

RECURRING REVENUES / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+32.4%	(1)

3,554	4,707

826
918
952
858
1,181
1,094
1,230
1,201
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At current exchange rates: +13.8%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+31.9%	(1)

2,331	3,073

542
592
627
570
770
739
806
758
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

⁽¹⁾ At current exchange rates: +13.5%.
The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.58

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2025	∆ %	∆ % ⁽¹⁾	2024 ⁽²⁾
Net interest income	3,276	25.8	48.5	2,604
Net fees and commissions	1,381	16.5	26.8	1,185
Net trading income	1,948	(5.4)	4.9	2,060
Other operating income and expenses	(47)	(17.4)	(8.6)	(56)
Gross income	6,558	13.2	28.6	5,792
Operating expenses	(1,851)	11.9	19.7	(1,654)
Personnel expenses	(899)	17.3	24.0	(767)
Other administrative expenses	(822)	6.4	15.9	(773)
Depreciation	(130)	13.0	16.4	(115)
Operating income	4,707	13.8	32.4	4,138
Impairment on financial assets not measured at fair value through profit or loss	70	(36.4)	(0.1)	111
Provisions or reversal of provisions and other results	(21)	93.1	109.3	(11)
Profit (loss) before tax	4,756	12.2	31.6	4,237
Income tax	(1,353)	13.3	34.3	(1,194)
Profit (loss) for the period	3,402	11.8	30.5	3,043
Non-controlling interests	(329)	(2.1)	19.2	(336)
Net attributable profit (loss)	3,073	13.5	31.9	2,707
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of December 31, 2025.

Balance sheets	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	11,935	27.9	41.1	9,333
Financial assets designated at fair value	131,968	17.6	17.5	112,237
Of which: Loans and advances	48,177	31.0	31.2	36,785
Financial assets at amortized cost	138,015	20.4	25.1	114,620
Of which: Loans and advances to customers	113,937	22.6	27.9	92,966
Inter-area positions	—	—	—	—
Tangible assets	251	29.0	40.8	194
Other assets	4,210	(73.9)	(74.2)	16,111
Total assets/liabilities and equity	286,378	13.4	15.7	252,495
Financial liabilities held for trading and designated at fair value through profit or loss	97,375	21.0	21.0	80,460
Deposits from central banks and credit institutions	40,956	18.4	18.5	34,589
Deposits from customers	90,591	32.5	39.7	68,346
Debt certificates	10,084	54.8	54.9	6,516
Inter-area positions	25,719	(40.4)	(39.8)	43,188
Other liabilities	8,858	28.9	36.2	6,872
Allocated regulatory capital	12,795	2.2	6.8	12,523

Relevant business indicators	31-12-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Performing loans and advances to customers under management ⁽³⁾	113,835	22.5	27.8	92,914
Non-performing loans	594	(0.9)	25.4	599
Customer deposits under management ⁽³⁾	83,407	30.0	37.7	64,174
Off-balance sheet funds ⁽⁴⁾	4,346	13.1	21.6	3,844
Efficiency ratio (%)	28.2			28.6
⁽¹⁾ At constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
16 The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.59
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of December 31, 2025 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. When making comments referring to
Europe in this area, Spain is excluded.
Activity
The most relevant aspects related to the area's activity in 2025 were:
–Growth in lending activity in the Group's wholesale businesses stood at 27.8% compared to the end of 2024; Rest of
Business (the United States, Asia and Europe) and Spain driving this growth, with significant operations in project finance and corporate loans, and strong performance in transactional banking.
–Customer funds increased by 36.8%, boosted in particularly by the growth in customer deposits in Spain and in Rest of
Business.
The most relevant aspects related to the area's activity in the fourth quarter of 2025 were:
–Lending stood at the end of December 2025, 11.2% above the balance at September 30, 2025, continuing the upward trend shown in recent quarters. Notable growth was observed both in Investment Banking & Finance (IB&F), especially in the Rest of Business, followed by Mexico and Spain.
–Customer funds increased by 11.9% during the fourth quarter of the year 2025 especially in Spain, thanks to notable transactions with customers and credit institutions.
Results
CIB generated a net attributable profit of €3,073m in 202516. Excluding the impact of currency fluctuations, this result represents a 31.9% increase over the previous year, which reflects again the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.
All business divisions posted double-digit revenue growth: Global Markets with good behavior in all its products, particularly in currency, interest rates and equities; Global Transaction Banking (GTB), thanks to the positive evolution of recurring revenues, mainly net interest income; excellent results in IB&F, with singular operations that have generated commission income and a positive evolution of net interest income.
The most relevant aspects of the year-on-year income statement evolution of this aggregate as of end of December 2025 are summarized below:
–Net interest income increased by 48.5%, thanks to the continued growth of the portfolio in both 2024 and in 2025, as well as effective price management. By geographical areas, the performance of Spain, the United States, Turkey and Mexico stands out.
–Net fees and commissions grew by 26.8%, with significant activity in almost all the geographical areas, particularly Rest of Business and Mexico. All business lines have been boosted by significant agreements throughout the year, with IB&F's operations standing out.
–Year-on-year increase in the NTI (+4.9%), with a particularly strong performance in the United States thanks to the commercial activity in interest rates, credit, and equities.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.60
–Operating expenses grew by 19.7%. Higher personnel expenses were recorded, associated with strategic plans and new capacities. There were also higher overheads due to higher technological expenses resulting from the execution of strategic projects for the area. However, the efficiency ratio stood at 28.2% at the end of December, a significant improvement of 209 basis points compared to 2024, thanks to the strong boost in gross income.
–Provisions for impairment on financial assets line recorded a release of €70m, mainly originating from customers in the real estate sector in Turkey.
In the fourth quarter of 2025 and excluding the effect of the variation in exchange rates, the Group's wholesale business generated a net attributable profit of €758m, which is 5.9% lower compared to the previous quarter. This evolution is mainly due to the growth in operating expenses, which offset the positive performance of the area's gross income.
17 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.61
Alternative Performance Measures
(APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group
also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information.
These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority
(ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the
European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Constant exchange rates
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency17 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2023, 2024 and 2025, there were no corporate transactions, non-recurring impacts or other types of adjustments for management purposes that determine an net attributable profit or a profit for the period different from those disclosed in the
Consolidated Financial Statements. For this reason, as there are no differences between the Consolidated Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them: that is, adjusted
ROE, adjusted ROTE, adjusted RORC, adjusted ROA and adjusted RORWA.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.62
Profitability and efficiency ratios
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds
(above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.

ROE

			Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,511	10,054	8,019
Denominator (Millions of euros)	+	Average shareholders' funds	75,270	69,703	65,907
	+	Average accumulated other comprehensive income	(18,147)	(16,412)	(16,437)
	=	ROE	18.4%	18.9%	16.2%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
18 The target fully loaded CET1 ratio considered for the purposes of this metric has been placed at 12%, at the top of the Group's established target management range of 11.5-12.0% of CET1.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.63
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE

			Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,511	10,054	8,019
Denominator (Millions of euros)	+	Average shareholders' funds	75,270	69,703	65,907
	+	Average accumulated other comprehensive income	(18,147)	(16,412)	(16,437)
	-	Average intangible assets	2,596	2,380	2,254
	=	ROTE	19.3%	19.7%	17.0%
RORC
The RORC (return on regulatory capital) measures the return on regulatory capital necessary to meet the CET1 fully loaded target ratio18. It is calculated as follows:

Net attributable profit (loss)
Average regulatory capital of the Group
Explanation of the formula: The numerator is the net attributable profit (loss), described above. The denominator is the average regulatory capital of the Group, defined as the Risk Weighted Assets multiplied by the CET1 fully loaded target ratio plus regulatory deductions plus the perimeter differences between regulatory and accounting own funds less Solvency minority interests. If the described metric is presented on a date prior to the end of the year, the numerator will be presented on an annualized basis.
Relevance of its use: this metric is generally used in the banking sector.

RORC

			Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,511	10,054	8,019
Denominator (Millions of euros)	=	Average regulatory capital of the Group	49,736	47,919	44,412
	=	RORC	21.13%	20.98%	18.06%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.64
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (Millions of euros)	Profit (loss) for the period	11,126	10,575	8,416
Denominator (Millions of euros)	Average total assets	817,040	777,997	748,459
=	ROA	1.36%	1.36%	1.12%
RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (Millions of euros)	Profit (loss) for the period	11,126	10,575	8,416
Denominator (Millions of euros)	Average RWA	397,508	382,487	353,139
=	RORWA	2.80%	2.76%	2.38%
Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses)
plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.65
assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector.

EFFICIENCY RATIO

			Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (Millions of euros)	+	Operating expenses	14,332	14,193	12,308
Denominator (Millions of euros)	+	Gross income	36,931	35,481	29,542
	=	Efficiency ratio	38.8%	40.0%	41.7%
Other ratios
Earnings (loss) per share
The earnings (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

EARNINGS (LOSS) PER SHARE

			Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
(Millions of euros)	+	Net attributable profit (loss)	10,511	10,054	8,019
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	397	388	345
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	10,114	9,666	7,675
Denominator (millions) ⁽¹⁾	+	Weighted average number of shares outstanding	5,762	5,793	5,988
	-	Average treasury shares of the period	9	10	5
	-	Share buyback program (average)	5	13	28
	=	Earnings (loss) per share (euros)	1.76	1.68	1.29
⁽¹⁾ For the calculation of earnings per share, the average number of shares in a year takes into account the redemptions made in such year related to the share buyback programs.
Additionally, for management purposes, the adjusted earnings (loss) per share is presented.

ADJUSTED EARNINGS (LOSS) PER SHARE

			Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (millions of euros)	=	Net attributable profit (loss) ex. CoCos remuneration	10,114	9,666	7,675
Denominator (millions) ⁽¹⁾	+	Number of shares outstanding	5,709	5,763	5,838
	-	Treasury shares	10	7	4
	-	Shares buyback program	7	—	—
	=	Adjusted earnings (loss) per share (euros)	1.78	1.68	1.32
⁽¹⁾ For the calculation of adjusted earnings per share, the final number of shares at the end of each year is included.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.66
Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

BOOK VALUE PER SHARE

			31-12-25	31-12-24	31-12-23
Numerator (Millions of euros)	+	Shareholders' funds	76,228	72,875	67,955
	+	Accumulated other comprehensive income	(18,871)	(17,220)	(16,254)
Denominator (Millions of shares)	+	Number of shares outstanding	5,709	5,763	5,838
	-	Treasury shares	10	7	4
	-	Share buyback program ⁽¹⁾	73	—	—
	=	Book value per share (euros / share)	10.19	9.67	8.86
⁽¹⁾ As of December 31, 2025, includes the shares acquired from December 22, 2025, to December 31, 2025, corresponding to the first tranche of the second share buyback program executed to date, as well as the estimate, based on market prices, of number of shares pending execution from the same buyback program.

Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-
option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above.
Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.
19 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.67

TANGIBLE BOOK VALUE PER SHARE

			31-12-25	31-12-24	31-12-23
Numerator (Millions of euros)	+	Shareholders' funds	76,228	72,875	67,955
	+	Accumulated other comprehensive income	(18,871)	(17,220)	(16,254)
	-	Intangible assets	2,856	2,490	2,363
Denominator (Millions of shares)	+	Number of shares outstanding	5,709	5,763	5,838
	-	Treasury shares	10	7	4
	-	Share buyback program ⁽¹⁾	73	—	—
	=	Tangible book value per share (euros / share)	9.69	9.24	8.46
⁽¹⁾ As of December 31, 2025, includes the shares acquired from December 22, 2025, to December 31, 2025, corresponding to the first tranche of the second share buyback program executed to date, as well as the estimate, based on market prices, of number of shares pending execution from the same buyback program.

Credit risk indicators
In order to more accurately reflect the evolution of the Group 's credit risk , BBVA has updated the definition of the risk indicators presented here, including them to the business model whose objective is to receive contractual cash flows and sale of the financial assets.
In this context, the indicators incorporate, in both the numerator and the denominator, loans and advances classified at fair value with changes in other comprehensive income, managed under a Held to Collect and Sell business model, together with the assets at amortized cost and the corresponding contingent risk.
This update allows risk metrics to more accurately represent the credit risk actually managed, avoiding distortions that do not respond to a deterioration of risk, but to strategic balance sheet management decisions.
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost”, "the fair value loan portfolio through other comprehensive income" and the “contingent risk” in stage 319 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost", "the fair value loan portfolio through other comprehensive income" and "contingent risk" in stage 1 + stage 2 + stage 3 of the previous counterparts.
This indicator is shown, as others, at a business area level.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.68
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

NON-PERFORMING LOANS (NPLS) RATIO

		31-12-25	31-12-24	31-12-23
Numerator (Millions of euros)	NPLs	14,837	14,839	15,305
Denominator (Millions of euros)	Credit Risk	547,184	488,302	448,840
=	Non-Performing Loans (NPLs) ratio	2.7%	3.0%	3.4%
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
Provisions understood as the value adjustments associated with loans and advances to customers at amortized cost and fair value with changes in other comprehensive income, together with the provisions associated with contingent risks, of the counterparties included in the non-performing loans balance.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL COVERAGE RATIO

		31-12-25	31-12-24	31-12-23
Numerator (Millions of euros)	Provisions	12,604	11,905	11,762
Denominator (Millions of euros)	NPLs	14,837	14,839	15,305
=	NPL coverage ratio	85%	80%	77%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.69
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses
(accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" and the "fair value loan portfolio through other comprehensive income" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost and the fair value loan portfolio through other comprehensive income portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

COST OF RISK

		Jan.-Dec.2025	Jan.-Dec.2024	Jan.-Dec.2023
Numerator (Millions of euros)	Loan-loss provisions	6,115	5,708	4,345
Denominator (Millions of euros)	Average loans to customers (gross)	439,489	400,008	378,402
=	Cost of risk	1.39%	1.43%	1.15%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - December 2025 Report - p.70
Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the
“safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”,
“expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates, geopolitical tensions and tariff policies; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes;
(6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our
ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-
looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

January - December 2025 Report - p.71
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 5, 2026	By:	/s/ MªÁngeles Peláez Morón

	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting